UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 11, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **ANGLOGOLD ASHANTI SUSTAINABILITY REPORT FOR THE YEAR ENDED DECEMBER 31, 2012**

{2012

SUSTAINABILITY
REPORT

AngloGold Ashanti

OUR
VISION
TO BE THE LEADING MINING COMPANY

MISSION

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

VALUES

Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... **to care.**

We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

CONTENTS

02 Key features of the year

03 } WHO WE ARE

04 Our business

06 Our stakeholders

07 } OUR APPROACH

08 Letter from CEO, Mark Cutifani

10 Our business strategy

11 Our sustainability strategy

13 Our approach to risk management and identifying material issues

15 Our approach to assurance

16 Our sustainability review panel

17 External panel review

19 } OUR PERFORMANCE

20 Ensuring safety and health

28 Attracting, developing and retaining our people

30 Responding to the strike in South Africa

32 Delivering sustainable community benefits

35 Adding value

39 Addressing artisanal and small-scale mining

41 Respecting human rights

43 Securing our people and assets

45 Responsible Gold

47 Addressing energy security and climate change

49 Responsible custodianship of water and land

53 Cyanide and waste management

55 Managing our supply chain

Guide to using our reports

See the guide to using our reports on the inside back cover and flap.

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports" on the AngloGold Ashanti online corporate report website at www.aga-reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Sustainability Report or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

KEY FEATURES OF THE YEAR

For the group

AIFR[1]
(per million hours worked)



[1] *All injury frequency rate*

Average number of employees
(including contractors)



Our Sustainability Report is published annually, with the previous report having been published in March 2012. This report should be read in conjunction with our online Sustainability Report and our Integrated Report for the year ended 31 December 2012. For ease of use, a detailed guide to using our reports may be found on the inside back cover of this report, with a flap that may be opened while reading the report. An interactive online guide may be found at www.aga-reports.com.

For noting

The following key parameters should also be noted in respect of our reports:

- Production is expressed on an attributable basis unless otherwise indicated.
- The average workforce, including employees and contractors, is reported for AngloGold Ashanti subsidiaries and joint ventures (JVs). The JVs are reported on an attributable basis.
- Adjustment of greenhouse gas (GHG) emissions factors for Ghana and updating of records at other locations have resulted in restatement of some entries for 2011.
- Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports.
- Locations on maps are for indication purposes only.
- Group and company are used interchangeably.

For terminology used refer to the glossary of terms at www.aga-reports.com. **os**

Payments to governments
($m)



Community investment
($m)



Incidents under the VPSHR[2]
(Human rights incidents due to security interventions)



[2] *Voluntary Principles on Security and Human Rights*

Number of reportable environmental incidents





WHO
WE ARE

THIS SECTION PROVIDES AN OVERVIEW OF WHO WE ARE, WHAT WE DO AND WHERE WE OPERATE

Bruce Kirkpatrick and John Caullay at Sunrise Dam gold mine, Australia

OUR BUSINESS

AngloGold Ashanti, one of the world's foremost gold exploration, mining and marketing companies, holds a portfolio of operations and projects on four continents, and has a worldwide exploration programme. We work across the full spectrum of the mining value chain, and are concerned with the impact of our activities on the diverse communities and environments in which we operate.



OPERATIONS

1	**Argentina**	**5**	**Guinea**	**8**	**South Africa**	**9**	**Tanzania**
	Cerro Vanguardia (92.5%)		Siguiri (85%)		**Vaal River**		Geita
2	**Australia**	**6**	**Mali**		Great Noligwa	**10**	**United States**
	Sunrise Dam		Morila (40%)		Kopanang		Cripple Creek & Victor
3	**Brazil**		Sadiola (41%)		Moab Khotsong		(CC&V)
	Serra Grande [(1)]		Yatela (40%)		Surface operations		
	AGA Mineração	**7**	**Namibia**		Mine Waste Solutions		
4	**Ghana**		Navachab		**West Wits**		
	Iduapriem				Mponeng		
	Obuasi				Savuka		
					TauTona		

[(1)] *Effective 1 July 2012, AngloGold Ashanti increased its shareholding from 50% to 100%.*

MAJOR PROJECTS

11	**Colombia**	**12**	**Democratic Republic of the Congo (DRC)**	**13**	**Australia**
	Gramalote (51%)		Kibali (45%)		Tropicana (70%)
	La Colosa		Mongbwalu (86.2%)		

Percentages indicate the ownership interest of AngloGold Ashanti, whether held directly or indirectly. All operations and projects are 100%-owned unless otherwise indicated.

OUR OPERATIONS AND PROJECTS

Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 21 operations in 10 countries. Major development projects are located at Tropicana in Australia, Mongbwalu and Kibali in the DRC and La Colosa in Colombia.

Our extensive brownfield, greenfield and marine exploration programmes extend to 12 countries, in both established and new gold-producing regions through managed and non-managed joint ventures, strategic alliances and wholly-owned ground holdings. We have an interest in Rand Refinery, a gold refining and smelting complex in South Africa, and own and operate the Queiroz Refinery in Brazil.

The group is managed according to four geographic regions, namely:

- **South Africa**, which comprises two mining areas and associated infrastructure – namely West Wits and Vaal River, which together comprise six deep-level mining and surface operations. In July 2012, AngloGold Ashanti concluded the acquisition of First Uranium (Pty) Limited, the owner of Mine Waste Solutions, which operates in the same area of South Africa.
- **Continental Africa**, which comprises the operations in Ghana, Guinea, Mali, Namibia and Tanzania, as well as projects in the DRC.
- **Americas**, comprising operations in Argentina, Brazil and the United States, as well as projects in Colombia. AngloGold Ashanti concluded the acquisition of the remaining 50% interest in Serra Grande in Brazil during the year.
- **Australasia**, which currently focuses on a mine and project in Australia.

OUR PEOPLE

AngloGold Ashanti's operations and joint ventures employed, on average, 65,822 people (including contractors) in 2012 (2011: 61,242 people).

OUR PRODUCTS

Gold has been a much sought-after source of wealth over the centuries. It has extensive uses as an investment, as a store of value, as jewellery and for use in the electronics industry and medical technology.

Once mined, the ore is processed into doré (unrefined gold bars) at AngloGold Ashanti's operations, and the product is dispatched to various precious metals refineries. The gold is refined to a purity of at least 99.5%, in accordance with the standards of 'good delivery' as determined by the London Bullion Market Association (LBMA). This is important as it ensures that we comply with the highest standards as a responsible mining company.

In addition to gold, and depending on geology, valuable by-products including silver, sulphuric acid and uranium may be produced in the process of recovering the gold mined at our various operations. These are inputs to other markets and industries, demonstrating a valuable contribution from our mining.

OUR MARKETS

AngloGold Ashanti's primary direct customers of gold are bullion banks acting as intermediaries for gold markets.

We promote our product in target markets, by supporting initiatives aimed at improving gold jewellery design. This is mainly through the AuDITIONS programme of jewellery design competitions. Jewellery consumption in countries such as India and China represents an important portion of physical gold demand.

OUR SHAREHOLDERS

AngloGold Ashanti's primary listing is on the JSE in Johannesburg. The company is also listed on the New York, London, Australia and Ghana stock exchanges. The government of Ghana holds a 1.66% interest in the company. The national governments of Mali, Guinea and the DRC hold direct interests in our subsidiaries operating in those countries. In Argentina, the province of Santa Cruz has a stake in Cerro Vanguardia.

In South Africa, a black economic empowerment (BEE) transaction undertaken in 2006 transferred an amount equivalent to 6% of the value of South African production to employees participating in an Employee Share Ownership Plan (ESOP) and to our BEE partner, Izingwe Holdings. At year end, 25,284 employees were participants to the ESOP.

At the end of December 2012, AngloGold Ashanti had 383,320,962 ordinary shares in issue and a market capitalisation of $12.02bn (2011: $16.23bn).

Attributable gold production
(000oz)



South Africa	1,212
Continental Africa	1,521
Americas	953
Australasia	258

Geographic distribution of shareholders
as at 31 December 2012 (%)



United States	44	Rest of world/unidentified	3
South Africa	31	Australia	2
United Kingdom	8	Ghana	2
Rest of Europe	5	Rest of Americas	2
Singapore	3		

OUR STAKEHOLDERS

Stakeholder engagement is the process through which we stay connected with our stakeholders and social partners.

Stakeholders are those who are directly or indirectly affected by our business and those with the ability to influence our business outcomes, positively and/or negatively, and social partners are stakeholders with whom we seek to build mutually beneficial relationships. Stakeholder engagement may be formal or informal.

Our stakeholders are highly diverse, reflecting the variety of geographic regions in which we operate, the wide range of groups with which we interact and the extent of issues with which we deal.

While we plan for a certain level of engagement in every relationship, we aim to be responsive to issues and concerns as they arise.

Stakeholder identification and engagement is undertaken in all areas of operation, within a framework informed by the group management standard on engagement (www.aga-reports.com/12/pdf/ms-engagement). This standard applies to engagement at corporate, regional, country office and site levels and:

- records our intention that all operations engage in building successful and mutually beneficial relationships with stakeholders throughout the life of mine cycle (including exploration projects, new and established operations, during closure and post-closure); and
- provides tools for building social partnerships to secure our social licence to operate and positions us as the preferred operator wherever we have a presence.

Stakeholder groups with which we interact include:



AngloGold Ashanti
JV partners
Communities
Investors
Employees and employee representatives
Media
Governments
Regulatory bodies
Industry bodies
Suppliers
Customers
*NGOs and CBOs

* *NGOs = non-governmental organisations*
CBOs = community-based organisations

PODCAST





Thomas Streiff
Fondation Guilé
Head of Engagement

AngloGold Ashanti's sustainability reporting content: what investors want to know

Podcast available at: www.aga-reports.com/12/thomas-streiff

See case study: **Americas – Partnership and participation at CC&V**

OS at www.aga-reports.com/12/ccv-participation



OUR
APPROACH

THIS SECTION ADDRESSES OUR BUSINESS STRATEGY AND OUR SUSTAINABILITY STRATEGY. IT ALSO TAKES A LOOK AT OUR APPROACH TO RISK MANAGEMENT AND THE SUSTAINABILITY ISSUES THAT WE BELIEVE ARE MATERIAL TO OUR BUSINESS. FINALLY, WE DISCUSS OUR APPROACH TO ASSURANCE AND PROVIDE FEEDBACK FROM OUR SUSTAINABILITY PANEL

Pacifique Zaboni at Mongbwalu in the DRC

LETTER FROM CEO, MARK CUTIFANI

REFLECTIONS ON 2012

Looking back at our sustainability journey and performance in the last year gives us an important view of progress in our longer-term business journey. I have been privileged to have been part of the team that built the foundation for systemic changes in the way we do business, and how we consider sustainability across all areas of our business. The continuing challenge we face is how to turn great ideas into actions on the ground. The building of systems and processes that are well understood provides the boundaries within which we operate. They must be embraced and adopted across all our operations so that we not only support effective knowledge management but also foster cross learning between the different geographic areas and disciplines. As reported in 2011, we have developed a sustainability framework that laid the foundations for the development of our sustainability strategy. In June 2012, we appointed our Executive Vice President: Sustainable Development, David Noko.

How we report

There has been continued improvement in our reporting processes to bring them in line with changing regulatory requirements, and to make sure that we give a transparent and holistic view of the company to our business and social partners. Reference is made in this report to information that is available and best placed in our other annual reports: the Integrated Report; Annual Financial Statements; and the Mineral Resource and Ore Reserve Statement. We have improved our processes to better align our reporting. For example, our process for determining the company's material issues is aligned with the way we identify our sustainability issues in order to integrate our strategic approach with how we identify, address and mitigate those material issues that impact on different parts of the business. At a strategic level, that integration is crucial because sustainability is not a standalone discipline but an integral part of our business, across disciplines and geography. By seeking to understand how the issues are interconnected and by collaborating with partners not necessarily in the mining industry, we hope to find common solutions that originate beyond our own mining industry.

Our performance in 2012

On the global front, AngloGold Ashanti has made significant strides in performance across the different dimensions of sustainability, including improvements in safety and environmental management in line with our business strategy. In



Mark Cutifani
Chief Executive Officer

addition, improvements and successes continue to be evident in the area of health, from fatigue management in Australia to tuberculosis (TB) and HIV care in South Africa, and malaria control in Ghana and Tanzania.

Legacy issues on silicosis remain a challenge in South Africa as we continue to work through the legal cases brought against the company. We are committed to co-operating with industry partners and government to find a holistic approach to this issue. As a company, we are also working hard to manage the work environment with programmes for dust control, improved drilling and blasting methods, and in-house support for our employees.

We have seen an improvement in our environmental incidents and reportable incidents within communities. There were 16 reportable environmental incidents during 2012, a 41% drop from the 27 that occurred in 2011, and 69% fewer incidents than the 51 in 2009. The improvement that has occurred in Ghana, with reportable environmental incidents declining from 14 in 2011 to three in 2012 (a drop of 79%), is evidence of the encouraging work completed in this area.

During 2012, 58 community incidents occurred with the majority of these reported at our African operations. In most cases, these incidents relate to communications and the need for us to reach out more effectively in these areas. In many cases, we are not able to use electronic communications so the knowledge penetration of key programmes needs to be considered in local context.

We continue to address our key risks in a systematic way. We are busy with the development of stakeholder identification and mapping plans, and will develop stakeholder management plans from that base. This will allow us to improve our interaction with our diverse stakeholder universe. We believe this will help us in our engagements and improve identification of issues from a stakeholder perspective.

PODCAST

Mark Cutifani
AngloGold Ashanti
CEO




Podcast available at: www.aga-reports.com/12/mark-cutifani

The changing landscape

The tragic incident at Marikana was a devastating end to the year. While the event itself happened at a particular mining house in the platinum sector, it was one that reverberated across South Africa and the world. It has had a huge impact in how government, the mining industry and individual companies engage to find a common solution to the underlying causes that fuelled this incident. As the contagion spread across the mining industry, it was important for us to act quickly to avoid similar tragic consequences, and build partnerships in the interest of the industry and society at large. I personally commend the leadership shown by the management team who navigated the South African operations through this unprecedented event; keeping in line with our company values and showing leadership that will set the stage for a different industrial relations environment.

We remain committed to respecting our employees' rights in terms of freedom of association but had to set clear boundaries to ensure all our people were able to come to work without fear for their lives. We took drastic action in closing operations in South Africa in the interests of the safety of every single employee, and to avoid intimidation and coercion. The incident has fundamentally changed and challenged the status quo that had held us in good stead for the better part of the past two decades. We understand we need to continue to work hard to navigate the rather precarious situation and learn from it to improve our performance, and find sustainable solutions to the evil triplets of poverty, inequality and unemployment. We have all learned difficult but important lessons from it. In the face of a fragile situation, we remain committed to our employees, industry partners, representative unions, communities and government in finding long-term sustainable solutions.

We continue to work on our strategy for artisanal and small-scale mining (ASM). We have learned important lessons from the involvement with institutions such as the World Bank and International Council on Mining and Metals (ICMM) on how we tackle the issue. While the Communities and Small-scale Mining (CASM) project with the World Bank might have stopped, we continue with our own work as the threats are immediate and a concerted effort needs to be made to ensure we find sustainable solutions, such as alternative livelihoods and supporting local skills development. Great work has been done in some of the countries in which we have a presence, such as Australia (with indigenous people), Brazil (with local communities), Colombia (tackling sustainability issues around our projects), and Argentina (in local development programmes), and this is recognised across the group.

Looking forward

Our strategic intervention through the Technology Innovation Consortium (TIC) demonstrates our belief that, through effective investment in research and development and innovative use of technology, we can unlock future potential, both in terms of production and in the way we improve not just the working environment and removal of people from harm but also in skills training and improving capability. We are in the process of testing some of the concepts that will allow us to do the work. Our consortium is unique in the partners it involves and how these partnerships are structured for a win-win in the long term for all involved. We are also looking at how this will affect our current workforce and what we have to do to manage the situation, and work with both unions and employees to discover potential and create future value. The TIC clearly demonstrates that the answers will lie beyond the mining industry.

Other challenges like water and energy, require us to make systemic changes to the way we run our operations in the long term. For example, we seek to minimise our demand on resources such as water and look at alternative energy sources so that we leave as light a footprint as we can on the environment.

We still have a long way to go in defining appropriate metrics for measuring our sustainability performance that will have meaning across the group and that take into account the different operating environments.

We continue to engage communities and governments on broader policy developments to make sure we are part of defining a sustainable pathway to value for both business and society.

We continue to actively support the objectives of the ICMM, the United Nations Global Compact (UNGC), the Extractive Industries Transparency Initiative (EITI), and the Voluntary Principles on Security and Human Rights (VPSHR). We are signatories to the Cyanide Code, and are supporters of a number of standards promoting Responsible Gold. Our online report has been produced in accordance with the G3.0 guidelines of the Global Reporting Initiative (GRI), and we continue to be an organisational stakeholder of the GRI.

In conclusion

Finally, I would like to congratulate my colleagues for the important strides we have made in defining our strategic sustainable development objectives and in making the continued improvements across the business. This is a tribute to all 65,822 employees (including contractors) across the group and the many communities from where they come. Their diverse experiences and circumstances give us a learning opportunity and a challenge to use those experiences in creating robust systems and processes that transcend change and time, and create important links with the different communities.

Mark Cutifani
CEO
19 March 2013

OUR BUSINESS STRATEGY

AngloGold Ashanti's vision, mission and values form the basis of our strategy.

OUR STRATEGY

To achieve our vision to be the leading mining company, we must fulfil our mission to create value for shareholders, employees and business and social partners by safely and responsibly exploring for, mining and marketing our products. Although our primary focus is gold, AngloGold Ashanti will pursue value-creating opportunities in other minerals where it can leverage existing assets, skills and experience to enhance the delivery of value.

STRATEGIC FOCUS AREAS

Our five strategic focus areas support the achievement of our delivery targets – which are measured and re-evaluated on an ongoing basis. These delivery targets are reflected in the strategic focus areas referred to below.

Strategic focus areas address one or more delivery targets.

Strategic focus areas

People are the business	Providing the leadership and the supporting management processes to ensure that we have the right people, in the right roles, doing the right work, to deliver against our goals.
Maximise margins	Managing revenues to ensure that full value is realised from our products by delivering a quality product and managing costs to protect margins and returns.
Manage the business as an asset portfolio	Optimising asset and project portfolios to meet or exceed specified rates of return. To achieve this, each asset is regularly reviewed and ranked both in absolute terms and relative to its peer group.
Grow the business	Developing a range of options for growth, including greenfield, brownfield and marine exploration, new opportunities for promoting organic growth, value-accretive merger and acquisition opportunities and maximising the value of commodities other than gold within our portfolio.
Embrace sustainability principles	Developing business and social partnerships based on mutual value creation, while maintaining a focus on ensuring the safety and well-being of employees and managing environmental and other impacts.

OUR DELIVERY TARGETS

We have set targets which are measured and re-evaluated on a continuous basis. Our targets are aimed at driving the creation of real and long-term beneficial relationships with social and business partners within the company and the communities in which we operate. They relate to seven key areas of our business strategy and define our vision of leadership in our sector, namely:

- safety;
- production volumes;
- productivity;
- total cash costs;
- financial performance; and
- environmental performance.

Our target relating to **social performance** was re-considered as we sought to identify and report on meaningful and quantifiable measures of impact. Consequently, we have not reported on these targets here. We expect to advise on these in the year ahead.

For further detail on these targets, see page 7 of our **IR** at www.aga-reports.com/12/five-year-targets-scorecard.

OUR SUSTAINABILITY STRATEGY

Sustainability is intrinsic to our business. A sound sustainability strategy that is effectively executed will provide a basis for competitive advantage through:

- improved productivity and fewer disruptions;
- stronger relationships with communities globally;
- preferential access to resources, capital and talent;
- opportunities to grow our business; and
- enhanced company reputation.

PODCAST

David Noko
AngloGold Ashanti
Executive Vice President:
Sustainable Development

Podcast available at: www.aga-reports.com/12/david-noko

Increasing constraints and complexity in the global social, natural, and economic environments present growing challenges to business sustainability. These include higher-than-sustainable consumption of some natural resources, environmental degradation, rising resource nationalism, a tightening regulatory environment, high costs of capital and rising costs of production, along with unstable economic systems combined with skills shortages, rising expectations of employees and communities and the potential for conflict.

Our response is to embed sustainability into the business, at every stage of our life cycle. We can only generate mutual value in the future if we effectively address and manage our current and legacy risks, and capitalise on our opportunities.

In 2011, we set out our intention in our sustainable development framework to rebuild the way in which we work with and relate to our key stakeholders and, in particular, with our host communities. Good progress was made in developing the framework during 2012.

We are placing increased focus on developing projects in partnership with communities and governments, aiming to undertake community investment in a more consistent and co-ordinated way that enables communities within and around our operations to reach their development goals. This approach requires us to engage with our employees, our host communities, governments at all levels, NGOs, other mining companies, suppliers and others to identify and co-design approaches to deliver on shared goals. To succeed, we need to build relationships based on trust and sustained benefits. Progress in delivering on objectives will be measured by performance indicators that have been agreed upon by all parties involved.





The sustainable development framework aims to take a holistic view of sustainability – understanding connections and the range of possible impacts on our operations. Sustainability in this sense is essential to the long-term viability of our business. At each stage in the operational life cycle, we will therefore define clear long-term positive outcomes in line with our strategic intent, vision, mission and values.

While we have made progress, our sustainability journey continues to:

- address significant legacy issues at some operations;
- integrate sustainability into the business at all operations and in all regions;
- position sustainability in the business to drive our competitive advantage;
- integrate sustainability functions at a corporate and operational level; and
- consistently share good performance and lessons learned across the group.

In going forward, we have as our objectives:

- building a strong framework for effective sustainability practices, enabling meaningful interactions within the organisation and with relevant external partners;
- understanding where our greatest impacts and risks arise and reside, and developing specific strategies to address them;
- integrating sustainability practices, issues and processes into all of our organisational activities across the mine life cycle;

OUR SUSTAINABILITY STRATEGY continued

- establishing progressive community partnership models that are based on engagement and co-design, in keeping with our values;
- advocating for sustainable policy development with governments, communities and institutions globally;
- building robust systems and processes for measuring sustainability performance and reporting, and for managing sustainability knowledge; and
- effectively managing global sustainability talent.



Sokoine Chayonka is a local community member who works with us at Geita in Tanzania.

Sustainability framework


Process
Accountability
Setting expectations and building strategies
Integrating strategies into the business and execution
Evaluating performance
Corporate level
Regional level
Operational level
Sustainability vision
Company sustainability strategies
Sustainability policy and principles
Global standards, procedures and guidelines shaping system design
Integration into operating system
Enabling systems to support alignment and execution
Regionalisation of sustainability strategies
Operational sustainability plans and procedures
Review standards, procedures and guidelines
Provide assurance
Measure performance against standards with continuous improvement
Review site plans and procedures


Sustainable development
Pre-exploration
Exploration
Feasibility, design and construction
Operations
Closure
Post closure
Products
Marketing

OUR APPROACH TO RISK MANAGEMENT AND IDENTIFYING MATERIAL ISSUES

Risk analysis has been and continues to be a key component in building and executing our business strategy, including our sustainability strategy.

Risk identification, assessment and management are considered at every step in the business planning process, from setting forth our business strategy, expectations and performance targets; developing production and service strategies; planning and scheduling work; through to task execution.

Our key risks and uncertainties are described on pages 26 to 30 of our Integrated Report, along with mitigation strategies and a summary of progress against these risks.

We understand, however, that mere analysis of our risks is not sufficient, and that we need to understand the positions and concerns of our stakeholders in determining those issues that are material to the business. A risk may or may not be a material issue identified by the business; however it is one that influences or makes a difference to the stakeholder.

We adopted a three-stage process in determining our material issues:



Stage 1

Identify issues relevant to
- Direct short-term financial performance
- Ability to deliver on strategy and policies
- Best-practice norms exhibited by peers
- Stakeholder behaviour
- Concerns about societal norms

← **Document the process**

← **Segment issues according to level of relevance and themes**

Stage 2

Prioritise the issues
- Internal considerations: direct financial implications, reputational risks and opportunities, potential effect on operational performance and strategic opportunities
- External considerations: media coverage, market commentary, number of complaints, survey results

← **Decide on thresholds**

← **Assess issues**

Stage 3

Review by
- Internal and external advisory panels
- Board

← **Materiality assessment included in audit scope**

← **Categorise issues by relevance and themes**

OUR APPROACH TO RISK MANAGEMENT AND IDENTIFYING MATERIAL ISSUES continued

Material issues

Employee safety and health, in particular mine fatalities associated with deep-level underground mining, as well as **legacy health issues**; the threat of individual claims or class action lawsuits.

See *Ensuring safety and health*, on page 20; and *Health and well-being* on page 23.

Access to adequate **energy and water supply**.

See *Addressing energy security and climate change,* on page 47; and *Responsible custodianship of water and land,* on page 49.

Impact of **climate change** on our business, our regulatory and physical environments and communities.

See *Addressing energy security and climate change* on page 47.

Environmental permitting, potential water and air pollution and competing demands for land use.

See *Responsible custodianship of water and land,* on page 49 and *Cyanide and waste management* on page 53.

Delivery on production and growth targets, including the introduction of new technologies and mitigating skills shortages.

See our **IR** and **FS** .

Rising resource nationalism and potential conflict with government (including imposition of royalties, taxes, levies, mandated beneficiation and state ownership of resources).

See *Adding value*, on page 35 and *Delivering sustainable community benefits*, on page 32.

Global market dynamics – recession, gold price, R/$ volatility, ability to raise capital, as well as inflationary cost pressures, especially rising labour expectations and costs.

See *Project One: Business Process Framework for a successful company* in our **OS** . Also see our **IR** at www.aga-reports.com

Heightened community and government expectations; in some countries **ASM; labour relations** and the threat of **unlawful industrial action**.

See *Adding value*, on page 35, *Delivering sustainable community benefits*, on page 32, and *Addressing artisanal and small-scale mining,* on page 39.

Upholding fundamental **human rights** and support for **Responsible Gold**.

See *Respecting human rights* on page 41, *Securing our people and our assets*, on page 43, and *Responsible Gold*, on page 45.

Ensuring consistency in policy, approach and management of our **supply chain**.

See *Managing our supply chain*, on page 55, and *Responsible Gold*, on page 45.

OUR APPROACH TO ASSURANCE

AngloGold Ashanti believes in timeous, accurate and transparent reporting, and we support third party verification of our systems and data.

ASSURANCE AND APPROVALS

This year we have continued our threefold approach to assurance, relying on three complementary review processes – internal audit, external audit and an independent viewpoint from our sustainability review panel. For the first time we have also introduced Combined Assurance.

Internal assurance

AngloGold Ashanti's Group Internal Audit continues to develop capacity in the area of sustainability reporting and has conducted an audit of our 2012 sustainability reporting in terms of the Group Internal Audit Charter as approved by the company's Audit and Corporate Governance Committee. The audit was also performed in accordance with the Institute of Internal Auditors' Standards for the Professional Practice of Internal Audit. The review assessed the validity, accuracy and completeness of the relevant GRI indicators in the group-level and online reporting, together with various data transfer and integrity checks.

This Sustainability Report was approved by the board of directors on 19 March 2013.

External assurance and independent review

External assurance of our sustainability reporting was provided by Ernst & Young. Data indicators are selected for assurance by external audit teams on the basis of their assessment of the issues and indicators that are most significant to the sustainability performance of the business, as well as the key risks identified by the group.

Data which has been externally assured is indicated in our online reports with icons for limited **LA** or reasonable assurance **RA** . Ernst & Young's sustainability assurance statement may be found in our **OS** at www.aga-reports.com/12/assurance.

See case study: Group – Combined assurance means 'no surprises'

OS at www.aga-reports.com/12/combined-assurance

In 2012, the scope of our external assurance also covered compliance with the key standards against which we report – the Global Reporting Initiative's (GRI's) G3.0 guidelines and the Sustainable Development Framework of the International Council on Mining and Metals (ICMM).

In addition, all sustainability reporting was self-declared as being in alignment with GRI (G3.0) at an A+ application level. Our reporting was reviewed by GRI. GRI's statement may be found in our **OS** at www.aga-reports.com/12/gri-statement.

Independent review

See the role of and review letter by our panel – pages 16 and 17.

INTRODUCING COMBINED ASSURANCE

AngloGold Ashanti is committed to the progressive implementation of integrated reporting at all levels of our business. This reporting should, and does, reflect a holistic account of our business – both financial and non-financial objectives, our performance against them, and our vision for the future. Under the guidance of the Audit and Corporate Governance Committee, a combined assurance model has been adopted with the aim of providing a co-ordinated approach to all assurance activities, which includes a wide representation of disciplines in the business. We believe that this will enable the board and management to assess whether the significant risks facing the group are complete and adequately mitigated.

The combined assurance model facilitates a group-wide integration and leveraging of the various control, governance, and assurance processes. Its introduction has brought a new dimension to assurance within the group through value being derived from integrated assurance teams.

During 2012, AngloGold Ashanti was subjected to risk based, integrated, technical and commercial combined assurance reviews. The outcome of these reviews provided reasonable assurance to allow the board, on recommendation from the Audit and Corporate Governance Committee, to decide on the effectiveness of the group's system of internal controls.

We believe that this reflects our maturing approach towards risk management and assurance, and will:

- allow executive management and the board to extract and monitor meaningful information for better decision-making;
- eliminate duplication;
- reduce costs; and
- improve transparency and reporting.

During 2012, all operations within AngloGold Ashanti were subjected to risk based, integrated, technical or commercial combined assurance reviews involving more than 113 people, from across 19 disciplines.

OUR SUSTAINABILITY REVIEW PANEL

The panel meets at AngloGold Ashanti, Johannesburg in September 2012



Francis Petersen
(Member: South Africa)

Sheila Khama
(Member: Ghana)

Anita Roper
(Member: Australia)

David Noko
(Executive Vice President: Sustainable Development, AngloGold Ashanti)

Nisia Werneck
(Member: Brazil)

Muzong Kodi
(Member: DRC)

Simon Zadek
(Panel facilitator)

AngloGold Ashanti is committed to continuous improvement of its sustainability performance and uses a structured process to identify sustainability priorities for the business. They are based on the views of external stakeholders, as well as on a real understanding of business and shareholder imperatives.

In November 2010, we convened a Sustainability Review Panel to provide independent perspectives on our sustainability performance. This panel is an international assembly of self-governing experts, facilitated by an external advisor. Many of the panel participants have extensive experience in mining, but members are not drawn exclusively from that sector. The group is partly representative of the geographical diversity of our business, but their broader experience of sustainability matters provides real value to the range of sustainability issues that the company faces.

So as to provide a meaningful base of understanding of AngloGold Ashanti, we continue to build on the panel's knowledge through ongoing access to information on our sustainability performance and strategy, and through visits to selected sites and the Corporate office in Johannesburg biannually.

During its tenure the panel has spent focused time with the business, engaging in a range of discussions with executive and senior management and visiting regional operating hubs in Ghana, South Africa and Brazil.

In Ghana and Brazil, panel members visited numerous communities of their own choosing and held discussions with a variety of stakeholders in order to see AngloGold Ashanti

'through the eyes of the community'. In South Africa, members focused on understanding the challenges faced by a region with declining gold deposits and an extensive labour force. Their mandate was to evaluate the region's socio-economic development strategy and provide comment on how South Africa seeks to address impacts arising from its transition from a highly labour-intensive industry to a technology-focused model. These views are shared with executive management for consideration and, where appropriate, implementation.

The panel's role as indicated above is to comment and provide guidance on the company's approach to sustainability in terms of strategy and practice. In addition, it reviews and makes recommendations on the content and quality of our Sustainability Report, flagging emerging issues which may require closer attention.

As in previous years, the panel has reviewed this group-level Sustainability Report and has provided its commentary in the review letter that follows. However, it should be noted the panel has not undertaken an audit of the report of the company's activities, and so does not provide any indication of the accuracy of the report or the materiality or completeness of specific elements.

See our **OS** for individual profiles of our panel and panel membership changes in 2012.

EXTERNAL PANEL REVIEW

The company is to be commended for the organisation of the report, the coherence between its parts, and the links to additional online resources, although the Panel has focused in its review and comments, on the written report.

For the first time, reporting on sustainability is more fully contextualised by the company's core business strategy. This, together with a clear description of the company's new sustainability management framework, should support improved reporting, in the future, on the links between sustainability impacts and underlying business performance.

Particularly impressive is the underlying alignment of reporting on sustainability and business-related material issues and risks through the company's integrated approach to reporting and internal assurance in compliance with South Africa's progressive corporate governance requirements. The clear description of how its internal risk management handles sustainability impacts indicates a growing embeddedness of sustainability into the company's daily business.

Effectively communicating performance and impact is at the core of what the report must deliver. This year's report continues the positive trend in more fully explaining how the company determines material sustainability issues, and then reporting against these issues. It is also encouraging to see continuous improvements in the description and measurement of performance specifics. The summary of what has been achieved during 2012, measured across key goals and targets, provides an easy-to-access means for the reader to assess whether, and how, such strategies, frameworks and management systems translate into real, positive changes.

Stakeholders would benefit, however, from a more thorough treatment in future reporting of several issues highlighted by the company as material.

- Health and safety: Reporting on the major improvements in safety standards that have been achieved would benefit from some benchmarking. Health issues, notably silicosis, have been highlighted in the CEO's letter but more could be explained on the science of what is possible and what the company has achieved across its global operations.

- Community development impacts, with a particular focus on economic benefits through leveraging the company's procurement, including how longer-term opportunities linked, for example, to technology upgrading can be realised.

- Technology upgrading, which provides a basis for the company's viability, especially in deep mines such as those in South Africa, as a means to improve worker safety, and economic benefit for a potential host country through associated R&D, production and maintenance.

- Mine closure from its policies and financial provisioning through to its restitution planning and work with particular communities in developing alternative livelihood strategies.

More information on the company's targets, including the basis on which they are set, would provide clarity on its ambitions and greater continuity between reports.

The tragic events in Marikana, South Africa, over 2012, and the associated strikes and social unrest that impacted AngloGold Ashanti, have rightly been highlighted in the report. The CEO's letter, in particular, provides important insights into careful consideration, at all stages, of the best way for the company to respond, taking account of the immediate circumstances and longer-term implications. Given the CEO's indication of the longer-term significance of these events, it would be important for the company to provide greater depth on this; if not in this report then through stakeholder engagement channels and reporting in future.

Stakeholder engagement is a core aspect of sustainability. AngloGold Ashanti has continued to improve its engagement with a range of stakeholders, as described in the report and noted by the Panel through its country and corporate-level

EXTERNAL PANEL REVIEW continued

assessments. Such engagement has, positively, extended into more difficult areas on specific issues such as artisanal mining, in particular places such as Ghana, and with notable stakeholders such as sustainability-focused investors. While the report is principally a vehicle for the company's own voice to be communicated, there is considerable value in reflecting the views of stakeholders articulated through engagement. It is unfortunate, therefore, that the report once again does not reflect the views of key stakeholders, notably workers, communities, governments and investors. The Panel hopes that this shortfall can be remedied in next year's report.

Learning, responsiveness and innovation, as a means of driving sustainability but also as one of its business benefits, have been a core focus of the Sustainability Panel in its country visits, which have to date included Brazil, Ghana and South Africa, as well as in its ongoing interactions with the corporate team. The report's more open approach to discussing the company's response to unexpected developments has been positive, particularly in its approach to human rights and, more generally, its handling of dilemmas. The Panel would recommend a more systematic treatment of this core dynamic in future reports to broaden its application across all major sustainability issues and business areas.

In summarising our perspective, the Panel wishes to commend AngloGold Ashanti for progress made, and to urge the company to continue this by acting on several recommendations in next year's report:

- Greater focus on setting and measuring progress against longer-term, ambitious goals and targets.
- Support for stakeholder education and insights by further development of dilemma and learning-linked reporting.
- Improved analysis and performance measurement of key issues, including health and technology-related impacts.
- Inclusion of independently authenticated key stakeholders, including voices of employees and communities.
- More in-depth coverage of several material issues, including community development, mine closure, health and technology-related goals and impacts.



OUR
PERFORMANCE

THIS SECTION DEALS WITH HOW WE HAVE
PERFORMED AGAINST OUR STRATEGIC OBJECTIVES

Fatoumata Diallo and Bah Hseuy at Siguiri in Guinea

ENSURING SAFETY AND HEALTH

The safety and health of our employees is one of our most important business considerations and we are committed to creating the safest possible working environment for employees, and one in which our employees' well-being is safeguarded. We are also committed to addressing existing and legacy health issues – such as noise-induced hearing loss (NIHL), silicosis, HIV/AIDS, pulmonary tuberculosis (TB) and malaria.

SAFETY

What we said we would do

Our long-term goal is to operate a business that is free of occupational injury and illness. Within five years from 2010, we aim to achieve our objective of reducing our all injury frequency rate (AIFR) to less than nine per million hours worked. AIFR is the total number of injuries per million hours worked, including fatalities, and was selected as a key performance measure because it aligns with our long-term goal of no harm.

In mid-2008 we initiated a safety transformation programme which focused on three areas: engaging people; building the right systems; and managing risk effectively. This programme has evolved into our Safety Framework, which consists of 22 programmatic elements which we believe are critical in establishing a resilient safety management system and an enduring safety culture. Our framework complements and builds upon the internationally recognised OHSAS18001-certified safety management systems established and maintained at each of our operations.

To us, safety transformation is about valuing people and ensuring that we place priority on people's safety, physical security, health and well-being.

Our performance in 2012

We have made significant progress in improving safety and health performance since 2008, and have sustained a 50% reduction in occupational fatalities for the fifth consecutive year.

We recognise factors leading to fatal incidents differ from those which result in less severe incidents and have started a process to thoroughly analyse all major hazards with fatal consequence potential using bow-tie risk models. The models visually portray threat and consequence pathways to and from a major event in the characteristic shape of a bow-tie. Along each pathway intervening preventative and mitigating controls are depicted. Vulnerabilities, both in layers of control and control robustness, are quickly identified and addressed. The models take the assessment process one step further and crucially link critical controls to management systems through the assignment of tasks, procedures, processes, and accountabilities in a critical control register.

In concert with the development of bow-tie risk models, a suite of Major Hazard Control Standards has been developed which concisely defines mandatory controls aimed at eliminating or minimising the risk of fatalities, injuries or incidents arising from the uncontrolled release of the associated hazard. Control standards encompassing 20 risk areas – such as ground control,

{*Michael Parker, Senior Vice President: Safety & Environment, Business and Technical Development Department: "Is safety really our first value? Absolutely. From the executive level to the front line, this value is embraced. We have stopped mining in certain areas in South Africa because we believe the risk is just too high. We have shut down portions of our operations when they are not fully compliant. We have shut down contractors for not operating in accordance with our values and standards. Obviously we can and will do more but, yes, the business is living up to this value."*}

PODCAST




Michael Parker
AngloGold Ashanti
Senior Vice President: Safety and Environment; Business and Technical Development Department

Safety at our operations and the effectiveness of our safety focus.

Podcast available at: www.aga-reports.com/12/michael-parker working at height, and fire prevention – have been developed and are intended for global implementation early in 2013.

In an effort to enhance organisational learning and establish a broader basket of leading and lagging safety performance indicators, we expanded the scope of our global reporting platform to include high potential incidents (HPIs). HPIs are incidents with major loss potential, but with minimal to no actual consequence having materialised. We view these incidents as learning opportunities to improve our safety management systems and recorded over 100 incidents during 2012. They also serve as a leading indicator for significant incidents.

Further enhancements to our global reporting system improved performance monitoring through transparent, real-time performance reporting, diagnostics, and analytics. This allowed us to be more responsive and to deploy critical resources strategically where needed. Incident reporting is instantaneous and key performance indicators are reported automatically on a more frequent weekly basis, allowing us to monitor performance more closely.

A crucial step in preventing incidents and associated injuries is to understand their immediate, fundamental, and contributing causes. To this end, we have developed and fully implemented an incident investigation process based upon Professor James Reason's Organizational Accident Model, which is widely recognised as best practice. Over 500 individuals from various disciplines in each business unit have participated in a three or five day custom-developed training course. This equips them

See case study: Continental Africa – AngloGold Ashanti and Africa aid vulnerable groups at Sadiola

OS at www.aga-reports.com/12/sadiola-africare

with the tools and interpersonal skills to facilitate comprehensive incident investigations aimed at rooting out not only immediate causes, but underlining individual, workplace, and organisational factors which may have contributed to the incident. Through the identification of these factors, preventative and corrective actions are taken to ensure incidents do not recur.

Organisational capability building during 2012 was not only limited to structured methods of incident investigation, but included the development, piloting and launch of a multi-tiered Hazard and Risk Management (H&RM) and Safety Leadership training programmes. The tiered H&RM training programme caters to the various organisational levels and covers personal risk assessments for front-line workers to enterprise risk assessments at the executive level. The Safety Leadership Programme introduces tools and techniques to assist leaders in engaging employees in safety conversations, interactions, and interventions. The Safety Leadership Programme was successfully piloted within our greenfield exploration and Australia business units. Understanding that a number of factors influence the safety performance of an organisation, each of these business units was able to realise substantial

We encourage voluntary counselling and testing through a variety of initiatives.



ENSURING SAFETY AND HEALTH continued

(60%+) safety improvements in 2012, as measured by AIFR continued reductions over the past five years.

Each organisational capability building programme will be accelerated in 2013.

While it is too soon to see if we are indeed achieving the step-change we are seeking, our AIFR shows continuous improvement. In 2012, this figure was reduced by 21% to a record low of 7.72 injuries per million hours worked, compared with 9.76 the previous year. Our lost time injury frequency rate (LTIFR) improved by 16% to a record low of 5.28 injuries per million hours worked and our injury severity (IS) rate improved by 24% from 351 in 2011 to 267 days lost in 2012. Injury severity is a measure of lost productivity due to occupational injuries and equals the number of lost days per million hours worked. The reduced rate suggests that not only have the number of lost-

time injuries been reduced, but that the magnitude of injuries has reduced as well. Our fatal injury frequency rate (FIFR) has remained essentially unchanged year-on-year while the 50% step-change reduction attained in the 2007/2008 time period was sustained for the fifth consecutive year. A strong focus on the control of major hazards, the institution of preventative and corrective actions from organisational learnings, and instilling safety leadership attributes and qualities in all levels of management we believe are instrumental in eliminating the occurrence of fatal incidents at our operations.

See case study: Australasia – Employees simplify sustainability management system at Sunrise Dam

OS at www.aga-reports.com/12/sunrise-safety-kiosk

In memoriam

At Cerro Vanguardia in Argentina
Mr Marcos Dante Apaza on 20 January

At Iduapriem in Ghana
Mr Abdul Razak on 14 September

At Obuasi in Ghana
Mr Kojo Anobil on 29 April
Mr Yakubu Waziru on 17 November

At Mongbwalu in the DRC
Mr Ramazani Tsongo on 3 November

At a greenfield exploration site in the DRC
Mr Malobi Loyda on 21 May

At Geita in Tanzania
Mr Almas Peter on 6 August

At Mponeng in South Africa
Mr Phakiso Cletus Fosa on 14 February
Mr Middleton Zitulele Nojoko on 12 August
Mr Gerhardus C. Krugel on 25 September

At TauTona in South Africa
Mr Manene Mzwakali on 23 March
Mr Bangindawo Mninawe on 23 March
Mr Maile Patrick Thobi on 3 December

At Savuka in South Africa
Mr Liphakana Ernest Lipholo on 4 January
Mr Tsebang Justice Ntsatsi on 28 July

At Great Noligwa in South Africa
Mr Alphonsi Mosiuoa on 13 June

At Moab Khotsong in South Africa
Mr Mahlasinyane Sidwel Leipa on 26 January
Mr Thuso Ernest Manosa on 21 June

Key performance indicators

Occupational fatalities – group



FIFR – group
(per million hours worked)



Injury severity rate – group
(per million hours worked)



Occupational lung diseases litigation

Occupational health litigation instituted in October 2006 by Mr Mankayi in the High Court of South Africa and reported on previously has not progressed during the year. Mr Mankayi passed away subsequent to the hearing in the Supreme Court of Appeal in which his appeal was dismissed. Following the Constitutional Court judgment in March 2011, Mr Mankayi's executor may proceed with his case in the High Court.

Two class certification applications were served on AngloGold Ashanti in 2012 and early 2013 respectively. In the event any class is certified, such class would be permitted to institute a class action against AngloGold Ashanti. As of 31 December 2012, 31 individual claims had been received and AngloGold Ashanti has filed a notice of intention to oppose the claims. It is possible that additional class actions and/or individual claims relating to silicosis and/or other occupational lung disease (OLD) will be filed against AngloGold Ashanti Limited in the future. AngloGold Ashanti will defend these and any other future claims, if and when filed, on their merits.

For further information, see our FS at www.aga-reports.com/12/fs/financials/note-30.

HEALTH AND WELL-BEING

What we said we would do

In the area of health, we continue to manage several key areas of concern, including:

- **occupational illnesses**, particularly occupational lung disease (OLD), primarily **silicosis** and **occupational TB** at our South African operations, and **noise-induced hearing loss (NIHL)**;
- **HIV/AIDS**, particularly in the South Africa Region; and
- **malaria**, especially in certain areas of our Continental Africa region.

We have committed to the following objectives:

- progress towards the industry milestone of no new cases of silicosis among previously unexposed (2008 onwards) employees at our South African operations after December 2013;
- maintaining occupational TB incidence at below 2.25% among South African employees, reducing it to below 1.5% by 2029 and successfully curing 85% of new cases;
- meeting the industry milestone of no deterioration in hearing greater than 10%, from a 2008 baseline, among occupationally-exposed individuals at our South African operations; and
- rolling out integrated malaria programmes, based on the highly successful model implemented at Obuasi in Ghana, at our operations in Mali, Tanzania and Guinea.

Operations in the Americas and Australasia regions and our exploration projects are largely excluded from this discussion, as occupational health incidence is low and therefore not deemed to be sufficiently material to report.

Our performance in 2012

Occupational health

Our occupational health programmes are geared to address current risks and legacy issues. Occupational illnesses – such as silicosis and NIHL – tend to have a long latency period and may often only be detected after individuals have left the company's employ.

Reducing occupational exposure to dust at our South African operations requires a combination of engineering and administrative controls. Our rigorous dust sampling programmes show consistently-reduced dust exposure since 2006. Only 0.94% of samples of respirable crystalline silica exceeded the Occupational Exposure Limit (OEL) of 0.1mg/m^3 (2011: 0.74%), which is well below the industry target of 5%.

Two major initiatives designed to reduce dust exposure were the introduction of centralised blasting at our Vaal River operations and the introduction of sidewall treatment for dust (an extension of existing footwall treatment measures) in both South Africa regions. Centralised blasting has been practised in the West Wits region for a number of years and both regions continue to show progress.

In 2012, a total of 168 cases of **silicosis** were identified as submitted to the Medical Board for Occupational Diseases of South Africa (MBOD) (2011: 263 cases). The latency period of the disease is typically 10 to 15 years, which means that it is too early to assess the success of the industry initiative of eliminating new cases of silicosis among employees unexposed to dust prior to 2008.

Occupational **tuberculosis** is a compensable disease in the South African mining industry and is linked both to silica dust exposure and to the HIV/AIDS epidemic. In 2012, 446 new cases of TB were identified and submitted for compensation (2011: 541 cases). The incidence of occupational TB among employees in South Africa in 2012 was 1.4% (2011: 1.8%) which is below our 2015 target of 2.25%. Our cure rate for occupational TB was 94%, against a World Health Organization target of 85%.

Intensive and sustained dust control measures, HIV testing and counselling programmes accompanied by antiretroviral therapy (ART), monitoring and early treatment of TB, and successful housing and accommodation strategies have contributed to this improvement.

The incidence of **NIHL** is a matter of concern at our operations in South Africa and at Obuasi in Ghana. In South Africa, 57 new

cases of NIHL were identified (2011: 69 cases), with 15 cases having acquired more than 10% loss when compared to their 2008 audiograms. This clearly does not meet the industry milestone.

NIHL remains a critical issue at Obuasi in Ghana because the administrative and surveillance programmes are still relatively new and are dealing with a backlog of cases requiring identification, treatment and compensation. In 2012, 141 new cases were diagnosed, compared to 116 in 2011 and 226 in 2010.

Initiatives to silence or substitute equipment and ensure administrative controls (including awareness and education programmes) aimed at improving the issuing and suitability of hearing protection devices have been put in place. A high-level task team has been set up and specialist staff employed.

See case study: South Africa – Saving lives by removing people from risk

OS at www.aga-reports.com/12/sa-safety-system



At Obuasi, Ghana, where Luke Boateng and Fritz Larkai work, we are working hard to address noise, as well as dust, which remain critical workplace issues.

Health and well-being

The areas in which we operate may have high levels of **non-work related illnesses**, which may be either communicable or non-communicable. For instance, in Ghana malaria is not directly associated with the work that we do, but it is a widespread disease that has a significant impact on our business and on our ability to respond as a business. The same concerns apply to HIV/AIDS in South Africa. Across all of our operations we have also seen increasing levels of non-communicable diseases such as hypertension and diabetes which have had an impact on the business.

Measuring **absenteeism** and its causes is complex and multi-factoral, and is not simply a reflection of health programmes. Nonetheless this is considered a partial indicator of well-being, and – in the South Africa Region – has remained constant year-on-year, at around 6%.

Given the importance of health within the communities in which we operate and, very often, the lack of **access to healthcare**, we also look to find ways in which the internal capabilities we have developed can be used to contribute to improve community health in sustainable ways. This means establishing and working within partnerships, very often with the national and local health authorities, to strengthen local health systems.

HIV/AIDS continues to be a significant public health threat in South Africa, although our programmes that integrate the management of HIV/AIDS and TB continue to show positive results.

Our programmes entail:

- awareness, education and training programmes not only about the disease and its impacts, but also the options available to employees and their dependants;
- voluntary counselling and testing (VCT) initiatives;
- wellness programmes, which are made available to affected employees; and
- the provision of antiretroviral therapy (ART) to employees for whom this treatment is clinically indicated.

HIV prevalence among employees can only be estimated as disclosure is not compulsory. Our most conservative estimate (or worst case scenario) is that prevalence is about 30% amongst our South African workforce.

One of the key issues we deal with is the sustainability of our testing initiatives. We have always tried to get as many people through VCT as possible through a variety of programmatic interventions, including mass campaigns and incentives. After 10 years of these campaigns, we are seeing a decline in the


AngloGold Ashanti is implementing an integrated malaria control programme, covering 40 districts in Ghana.

number of people going to VCT. Our challenge is to devise new and engaging ways to encourage as many people to test as possible.

In 2012, there were 4,483 employees participating in our wellness programme (about 20% of the South African workforce) and around 3,000 people on ART (around 12% of our South African workforce).

Our ART programmes continue and, despite the incidence of AIDS-defining illnesses increasing slightly to 0.75 cases per 1,000 employees during the year (2011: 0.66 cases per 1,000), they still receive much support. While we have had significant successes in our disease management programmes, we recognise that we have been less successful in preventing new cases of HIV infection.

{*James Steele, Manager: Health, South Africa Region, "We are seeing encouraging successes in the HIV programme in South Africa. The number of new cases of HIV has come down by about 33% over the past five years. Some of the late lagging indicators – hospital admission rates, AIDS-defining illness rates, death rates, TB rates – have declined by 50% to 60% over the same period. Our AIDS-defining illness rates reduction is as much as 80%. We recognise that we have a long way to go: Still too many people are contracting HIV, and still too many people are dying from AIDS-related illnesses."*}

The incidence of **malaria** in our Continental Africa Region remains an area of concern, although we have seen a reduction in 2012. The primary contribution to this success is the Obuasi Malaria Control Programme, which is our flagship initiative, as well as the programme at Iduapriem, both in Ghana.

Global Fund work rolls out

In 2009, AngloGold Ashanti was nominated as the principal recipient of a $138m grant from the Global Fund to fight AIDS, TB and malaria. The project will cover 40 districts in Ghana and will be based on the integrated malaria-control model implemented at Obuasi. Work on the project began in July 2011, following successful resolution with the Ghanaian authorities of taxation issues relating to the grant.

The first round of indoor residual spraying started in January and continued to June 2012, covering 444,218 structures in seven implementing districts (around 99% of our target) compared with the 85% coverage target set by the Global Fund for the period. The second round started in August with the addition of five more districts. The objective is to cover 40 districts in Ghana and reduce the burden of disease while creating 3,800 jobs by year four.

Additionally, governance mechanisms have been improved in the year under review. An inaugural meeting of the AngloGold Ashanti Malaria Control Ltd* Board was held in Accra on Friday 14 December 2012. New, independent members are Ms Sheila Khama (one of our Sustainability Panel Members), Dr George Amofah (former Deputy Director-General of the Ghana Health Service) and Dr Constance Bart-Plange (Ministry of Health).

*   a special purpose vehicle formed to implement the grant.

Millennium Development Goals alignment

Our Continental Africa Region will be collaborating with the Earth Institute, Columbia University, including the two Millennium Development Goals (MDGs) Centres in East and West Africa, and with Millennium Promise in New York. Together, the teams aim to adapt the Millennium Villages Project's rural development approach to a mining environment with the intent of formulating integrated, community-led development programmes to achieve the MDGs. In doing so, we hope to better manage our community investments and engagement activities in a measurable, sustainable way, as well as to improve relationships between the company and the community. What we hope to see is that the investments we are making in communities have a greater impact and that communities are ultimately strengthened as a result of hosting the company.

ENSURING SAFETY AND HEALTH continued



Nidiaye Paba and Traore Mamadou at Sadiola in Mali. Seasonal spraying to control malaria is undertaken at Sadiola and Yatela.

Rolling out the Obuasi programme to other sites in our Continental Africa Region began in 2011, although the success of these interventions has been less marked.

At Iduapriem, there was an 80% decrease in the malaria LTIFR from 113 in 2011 to 22.5 in 2012[1]. Going forward, the indoor residual spraying aspect of the programme will fall under the ambit of the Global Fund Project. This will ensure continuity and sustainability of the programme's success.

The malaria control programme at Geita continues to show improvement. The overall trend from 2010 has been downward – a reduction by 40% from 2010. In 2012, the malaria LTIFR came down to 15.7 from 26.07 in 2010.

In Siguiri, there was an increase (54%) in the malaria LTIFR in 2012. The malaria LTIFR was 107.16 in 2012 as compared to 87.74 in 2011. A recent review by the regional team revealed the following:

- lack of adequate resources (spray operators) has resulted in the control programme only able to spray the targeted villages once a year for the past three years;
- limited period of protection and no continuity, resulting in a resurgence of mosquito vectors;
- suboptimal quality control of bio-assays and other surveillance mechanisms;

- lack of reliable baseline data from the community health facilities; and
- Siguiri town not included in the original programme although this is where two thirds of the mine workers reside.

A plan has been put in place to address these challenges and site management has agreed to the following immediate steps:

- Continental Africa Region to support the development of a new malaria control programme based on the previous successes, but incorporating all interventions and including Siguiri town;
- relocate the responsibility to the health section and accountability to the Health Services Manager;
- conduct baseline surveys;
- implement a robust monitoring and evaluation system; and
- increase interaction with the government's National Malaria Control Programme (NMCP) and the Siguiri community health facilities.

Seasonal indoor residual spraying was delayed in Sadiola and Yatela due to Malian government officials' unfamiliarity with the recommended insecticide. Sustained engagement with the relevant departments has not successfully resulted in procurement of a less potent insecticide to cover lost ground. The result has been an increase in the number of cases of malaria seen in the last two quarters of 2012; a year-on-year

[1] *Previous years' data contained confirmed and non-confirmed cases.*

increase of 63% (malaria LTIFR of 118.8 in 2012, up from 44 in 2011). Plans have been put in place to ensure that the next round of indoor residual spraying experiences less challenges. A malaria control programme was initiated at Mongbwalu in the DRC in the second quarter of 2012 with the assistance of the regional team. The first phase of the programme, including the spraying of the main camp and fly camps, was completed during the third quarter. The second phase, expected to cover the surrounding villages, is due to commence in the first half of 2013.

{*Brian Mathibe, Vice President: Health, Continental Africa Region, "Implementing the Obuasi model in 40 other districts in Ghana, as part of our grant from the Global Fund to fight malaria, is a huge undertaking. The mainstay of our programmes in Ghana is indoor residual spraying. The case-management leg of the project will still be managed by the Ghana Ministry of Health. It is envisaged that 3,800 jobs will be created over the five-year duration of the project, with most of the recruitment taking place within the targeted communities."*}

An often overlooked area of our involvement is the provision of healthcare services to our employees and their dependants. In South Africa alone, we employ 900 people in the provision of healthcare, most of them highly-qualified medical professionals. In 2012, our South African healthcare network included nine primary healthcare clinics, two large occupational healthcare centres and two regional hospitals, servicing some 32,000 employees and a number of contractors. These health facilities recorded some 45,500 medical surveillance visits, 380,000 clinic appointments and 5,000 hospital admissions in 2012. In addition, 4,483 employees attended wellness programmes and, assuming single annual testing, some 60% of our workforce was tested for HIV. Monthly prescriptions were dispensed to some 3,023 people on ART, 396 people with TB, 2,434 people with hypertension and 464 people with diabetes.

We recently embarked on an upgrade of medical facilities at Geita in Tanzania, Iduapriem in Ghana, Siguiri in Guinea and Navachab in Namibia. In the last quarter of 2012, an upgrade of facilities in Mongbwalu in the DRC was approved. These upgrades will enable us to deliver improved healthcare to our employees across the region.

{*Brian Chicksen, Vice President: Safety and Health, Sustainability, "Our focus should not be on replacing public-sector accountability but rather to complement it within our means. In our direct response and mitigation activities to significant community health threats, our main approach is to transfer knowledge based on our internal capabilities; to strengthen external health systems and processes."*}

See case study: South Africa – Health students bring healing and more to KwaZulu-Natal communities
OS at www.aga-reports.com/12/sa-healing-kzn

Key performance indicators

Number of people on ART – South Africa



Incidence of malaria – Ghana, Mali, Guinea, Tanzania
(per 100 employees)



ATTRACTING, DEVELOPING AND RETAINING OUR PEOPLE

At AngloGold Ashanti we believe that 'People are the Business'.

Implicit within this statement is our desire to:

- attract, retain and develop our people;

- engage and connect with each other, making sure that we involve the right people in the right way to deliver the right outcome; and

- ensure that our people management system, the System for People, provides consistent context for our people and organisational development strategies, and that this is achieved within the framework of our company values, objectives and strategy.

WHAT WE SAID WE WOULD DO

In 2011 we reiterated our purpose to advance our implementation of the System for People, with clear objectives to build internal capability, retain key skills, develop diverse talent and succession plans, and embed a culture of accountability within the business.

OUR PERFORMANCE IN 2012

System for People

The System for People, our people component of Project ONE, was designed to facilitate an effective organisation structure and an accountability hierarchy that facilitates engagement and involvement at the right levels of the organisation, and efficient execution of work.

The roll-out of the System for People across the organisation continued during the year, estimated at 60% of coverage by all business units. An extensive amount of training on managerial leadership practices is in progress to provide line managers with tools to manage the outputs of their immediate reports and hold them accountable for their work.

Our progress to date has confirmed that working towards having the right people in the right roles and focused on the right work, creates both personal and organisational advantages. We found that individual capability that is well-matched to role complexity results in good performance, good decision-making at the appropriate level of work complexity, and employees who are sufficiently challenged and engaged.

Together with the Business Process Framework – the technical component of Project ONE – the System for People promotes

PODCAST




Italia Boninelli
AngloGold Ashanti
Executive Vice President: People and Organisational Development

Combating skills scarcity

Podcast available at: www.aga-reports.com/12/italia-boninelli

standard business processes across every area of the company in order to ensure that the right people are in the right roles and are working to ensure stable processes in order to deliver consistently exceptional results.

Global talent management

In line with the roll-out of the System for People, we have developed an integrated global talent management model to help us navigate scarce skills challenges in our industry while servicing the individual development needs of our employees.

All AngloGold Ashanti employees are recognised as talent and considered central to the organisation's success. We therefore remain committed to continuously improving our talent pool development processes and to identifying further opportunities for social media, e-learning technology platforms, and for industry-wide collaboration in managing skills scarcity issues that affect many of us to some extent.

Our aim in talent management is to deliver a strategic and integrated analysis of priorities across business areas and to put in place plans to address long-term business needs to 2020. Our key focus areas of work include:

- obtaining a clear understanding of the business landscape (strategic priorities, cultural priorities and business drivers);

- understanding the talent implications (people trends, capacity projections, organisation needs and capacity gaps); and

- enhancing our talent growth engine disciplines (e.g. selection, development, performance management and succession management).

Another area of focus is addressing employee turnover in key roles and the period of time taken to fill jobs at middle and senior management (those with eight to 10 years of experience). Due to skills shortages and the location of our operations, we find that many young mining graduates are not staying in the mining industry for longer than two to three years, opting instead for jobs in financial services, consulting services or the petrochemical industry. In our experience, these individuals rarely return to the mining industry and consequently, we experience shortages at middle management and in key technical skills.

In response to the skills shortage challenge, we have developed a conceptual model that addresses this issue. Our research focused on four levels:

- identifying gaps in resources to deliver the business plan;
- identifying gaps in the pipeline of the discipline from secondary school level through to senior management;
- more innovative sourcing strategies (including re-looking at our employee value proposition); and
- retention strategies.

We have established an integrated systemic approach with a series of possible interventions at different levels as shown in the scarce skills model. The application of this model in 2013 will be extended globally as a guiding framework for our operating regions.

See case study: South Africa – Simunye, working as 'one'

OS at www.aga-reports.com/12/sa-simunye

See case study: South Africa – Education in the shadow of the headgear

OS at www.aga-reports.com/12/sa-preparatory-mining

Developing strategic alliances

We seek to leverage strategic alliances in research and development where we can collaborate with prominent experts across multiple industries to develop and share leading innovations. These alliances, for example the Technology Innovation Consortium, help us build skills and capability both internally and for the benefit of the industry in finding solutions to address common and future concerns (www.aga-tic.com).

See case study: Australasia – Supporting students for the future at Sunrise Dam

OS at www.aga-reports.com/12/sunrise-future-students

See case study: Continental Africa – Support for major skills development initiative

OS at www.aga-reports.com/12/africa-skills-development

Scarce skills pipeline



Key performance indicators

Group turnover rate
(%)



08	09	10	11	12
8.00	9.70	11.15	8.86	7.55

RESPONDING TO THE STRIKE IN SOUTH AFRICA

In August 2012, more than 55 people died at and around platinum mines in South Africa in violent clashes between trade union members, miners, and members of the South African Police Service (SAPS) related to issues in the platinum industry, in particular at Lonmin.

AngloGold Ashanti recognises and mourns this tragedy. A Presidential Commission of Inquiry has been convened and its proceedings are seeking to uncover the causes of this violence and to make recommendations for the future.

In the weeks that followed the tragedy at the Marikana platinum mine, employees engaged in a series of unprotected strikes that swept across the entire mining sector. Protest action was often violent with high levels of intimidation reported.

AngloGold Ashanti was also severely affected by these events as it spread to the gold sector and to our operations. Employees at our Kopanang mine embarked on an unprotected strike on 20 September with those at the three West Wits operations and the balance of the Vaal River region's operations joining them on 25 September 2012. Most employees had returned to work by 26 October 2012, although there were scattered incidents of disruption elsewhere after this date. The main exception was Mponeng where a series of sit-in protests continued for some weeks. The effect of the unprotected strike was to halt operations for an extended period of time.

Throughout this period, AngloGold Ashanti continued to interact as constructively as possible with the strikers and their representatives. This was done in the knowledge that we would need to resume mutually respectful working relationships and to minimise the risks of human rights impacts as had been seen in the platinum sector and elsewhere.

PODCAST

 

Mike O'Hare
AngloGold Ashanti
Executive Vice President:
South African Region

AngloGold Ashanti's perspectives on the 2012 strikes in South Africa

Podcast available at: www.aga-reports.com/12/mike-ohare

This approach included, for example, consciously avoiding as far as was feasible the threat of dismissal, notwithstanding the unprocedural and unprotected nature of the strike. This tended to minimise the adversarial, sometimes violent, responses experienced at other affected mines. The approach used at Mponeng when sit-ins and incidents of vandalism continued after the resolution of the strike at other operations was to suspend operations, in order to diffuse tensions, rather than threaten dismissal. AngloGold Ashanti's approach to the strikes was not to take any short-term action that would result in us deviating from our defined long-term strategy of improving management/employee relationships in our business. This meant no retaliation for the illegality of the strike and a concerted effort to secure a safe, quick and sensible return to work without giving in to the excessive demands. We believe this was achieved at our mines.

The process of rebuilding our relationships with labour has begun. While the latter stages of the strike action were unfortunately marred by acts of vandalism at one of our mines, the strike action passed for the most part without serious violence and without physical harm to any of our employees. Nonetheless, AngloGold Ashanti acknowledges that the strikes had damaging impacts on all involved – employees, their families, the communities around the mines and the company.

While the strike action was the result of many extraneous factors beyond the control of the company or indeed beyond the control of the unions, the strike – the first of such magnitude at our operations in more than 20 years – signalled the need to improve relationships with employees and communication within the company. Close communication was maintained with other stakeholders during the strike period, including with the departments of Mineral Resources and Labour, local communities, mayors and other local authorities, contractors and suppliers.

AngloGold Ashanti remains committed to respecting fundamental labour rights, including the right to organised and centralised collective bargaining. In dealing with the strikes, our aim was to maintain the integrity of that system, which we believe has served the industry – both employees and employers – well.

While we consider it important to maintain the collective bargaining system, we do not view the labour caucus as being exclusive and invite all labour representatives, with proven credentials of representivity, to participate in negotiations.

The ramp-up of production, while maintaining safe and secure working conditions following the strike, was complicated by the depth of the affected mines and the protracted period of inactivity caused by the strike. The strike had a material adverse impact on fourth quarter performance in the South Africa region.

AngloGold Ashanti estimates, as a result of the strike, that the company lost production of approximately 235,000oz, and adjusted headline earnings of about $208m in 2012. Given the 'no work, no pay' policy that prevailed, employees also suffered financial setbacks, as did our contractors, suppliers and businesses in our local communities.

PODCAST

Gideon du Plessis
The Trade Union: Solidarity
General secretary



Solidarity's perspectives on the 2012 strikes in South Africa
Podcast available at: www.aga-reports.com/12/gideon-duplessis



We interacted as constructively as possible with strikers and their representatives to uphold mutually respectful working relationships and human rights.

DELIVERING SUSTAINABLE COMMUNITY BENEFITS

We aim to **foster sustainable development** in host communities* as a way of working towards our value of leaving communities better off for us having been there.

We **are required to engage effectively with communities** throughout the life cycle of a mining operation. From exploration to closure, we commit the necessary resources to ensure that effective engagement takes place.

* Host communities are those groups of people who are directly or indirectly affected by AngloGold Ashanti, including those surrounding our operations, those on transport routes used by our operations, and those in areas from which our labour is drawn (labour-sending areas).

HOW WE MAKE A POSITIVE IMPACT

Measuring whether or not we are achieving these aims is not a simple task, particularly at a group level. Indicators of our performance include:

- our direct contribution to regional and local development through community investment – see page 34;
- our indirect contribution to regional and local development through infrastructure development;
- the creation of employment opportunities, particularly locally;
- our contribution to local economic development through our procurement expenditure, and also in the way in which we encourage and develop economic activity – see page 56;
- payments to government in respect of resources extracted, including direct and indirect taxation and royalties – see page 37;
- the nature of our engagement with communities and their representatives; and
- community incidents that have resulted in disruptions or threats to our operations and to our communities – see page 34.

All sites have a range of interventions designed to eliminate or mitigate community risks and impacts, and programmes to enhance the well-being of communities living in close proximity to our operations. At new sites, baseline studies and surveys must be conducted to determine the socio-economic conditions existing prior to our entering an area.

Our interventions are largely intended to be long-term and sustainable, and undertaken in partnership with local communities, government and NGOs, where this is applicable, to ensure the greatest possible impact, longevity and support.

The scale and influence of these interventions varies from operation to operation, and is dependent on specific local needs and the relative influence of the company.

Community development programmes are supported by community engagement plans. Personnel on site are responsible for engaging with local stakeholders, noting their concerns and issues, and responding to these timeously and transparently. Site-specific community frameworks are intended to maximise the benefit flow to affected communities within clearly-defined parameters of responsibility, but without the company becoming the *de facto* provider of services instead of the authorities, as this is not sustainable.

Our approach to skills development and employment is discussed in greater detail on page 28, and in our online report at www.aga-reports.com/12/performance/attracting-developing-retaining-people. The way in which the business creates and shares value is discussed on page 36.

WHAT WE SAID WE WOULD DO

Specific commitments made in 2011 include:

- **Implementation of the community standards** developed in 2011 (www.aga-reports.com/11/sd/community-relations). These standards are based on international good practice such as the International Finance Corporation (IFC) Performance Standards and the International Council on Mining and Metals (ICMM) position statements and seek to support the development of a more-consistent approach to community relations and socio-economic contributions across the group.
- Implementation of a **sustained and strategic engagement approach** with key stakeholders across the group.
- On-going contribution to our communities through our **community investment activities**. At some operations the quantum and nature of this expenditure is agreed between the company and the regulators. In all regions, decisions are made based on identified needs and community consultation.

We do not currently have global performance metrics to measure the impact of our on-the-ground interventions and investments, for example, number of jobs created, or number of children schooled. However, through the roll-out of our socio-economic contribution standard and guideline, sites are mandated within their socio-economic contribution strategy to provide clarity on the desired outcomes of interventions, as well as to monitor and evaluate progress and impacts. While a number of sites already have these metrics on a project-by-project basis, it is not yet consistent across the organisation.

See case study: South Africa – Water everywhere, for everyone – community water initiatives

OS at www.aga-reports.com/12/sa-community-water

OUR PERFORMANCE IN 2012

Seven community management standards were approved in October 2011 as part of our overall community management framework. The Community Management standards are:

- engagement;
- land access and resettlement;
- socio-economic contribution;
- complaints and grievances;
- indigenous peoples;
- ASM; and
- cultural heritage and sacred sites.

The standards were designed to ensure a consistent and balanced approach to community engagement across the group. Further work is being undertaken to align our standards with the recently revised IFC Performance Standards, although major changes are not expected. Detailed guidelines have been drawn up for three of our standards: Engagement; Complaints and Grievances; and Socio-Economic Contribution

(www.aga-reports.com/12/downloadCommunityandEnvironment ManagementStandards.pdf).

The implementation process is being undertaken in four phases, namely:

- **Initial roll-out and socialisation**. This includes developing an understanding of country or site-specific requirements, their context, and their practical application.
- **Undertaking a gap assessment** to:
  - identify best practices within the organisation as well as opportunities for improvement based on current practices and the requirements of the standards; and
  - review the completeness, accuracy and effectiveness of our management of community-related risks.
- **Developing action plans** to address areas for improvement and mitigate identified community-related risks.

  On-going embedding of these standards into the operation of each site and their adaptation to suit the context of each site.

In 2012, nine operations (three in the Americas Region and six in the Continental Africa Region) and two projects (Gramalote and La Colosa in Colombia) were reviewed. The completion of the implementation process is planned for the end of 2013.

The group took a decision during the year to re-evaluate the feasibility of the integration of community parameters into the ISO14001 management system. The initial decision to include social aspects into ISO14001 stemmed from a desire to manage our social performance in a rigorous and systematic manner. While progress has been made in achieving this through the Community Management Framework, the compatability of this system and ISO14001 is being questioned.



The Cajamarca dairy sector in Colombia is one of our partners in sustainable development.

DELIVERING SUSTAINABLE COMMUNITY BENEFITS continued

For a detailed discussion on community engagement and investment by operation, see our Operational Profiles at www.aga-reports.com/12/op.

> **See case study:** Americas – Collaborative efforts to preserve water in Colombia
>
> **OS** at www.aga-reports.com/12/la-colosa-water

> **See case study:** Continental Africa – Working with the Mbuti to preserve DRC forests
>
> **OS** at www.aga-reports.com/12/drc-forests

Monitoring community incidents

Since 2011, AngloGold Ashanti formalised the process of monitoring and reporting of community incidents. A community incident is any event caused by the company which has the potential to lead to a negative impact on the community or any event caused by the community which has the potential to lead to a negative impact on the company. At AngloGold Ashanti, community incidents are classified into five levels of severity:

minor; moderate; major; high; and extreme and are categorised into six types:

- active community opposition;
- indigenous or traditional cultural heritage disturbance/rights infringements;
- human rights issues;
- structural damage to public or private property;
- noise and ground vibration; and
- reputation issues.

> **See case study:** Australasia – New ways of working with wood – artist-in-residence programme
>
> **OS** at www.aga-reports.com/12/tropicana-wood-art

> **See case study:** South Africa – Ensuring the TauTona community is better for us having been there
>
> **OS** at www.aga-reports.com/12/sa-rudo-care

Inaugural community awards recognise excellence in project design and impact

In 2012, AngloGold Ashanti held its inaugural Community Awards, intended to reinforce good-practice principles by initiating, implementing and measuring the impacts of community projects.

The criteria for the awards were:

Project design:

- engagement – to what extent the project initiation was consultative;
- strategy – the extent to which the project resulted from a broader site/region/corporate strategy;
- partnership – the extent to which the project involved one or more partners; and
- innovative approach.

Project impact:

- potential or actual benefit to communities;
- monitoring and evaluation – the nature and extent of monitoring and evaluation conducted; and
- sustainability – sustainability elements were designed into the project.

The three winners for 2012 were:

- Supporting the Cajamarca dairy sector in **Colombia** – see case study at www.aga-reports.com/12/colombia-cajamarca-diary;
- AngloGold Ashanti makes decisions with the help of local communities in **Brazil** – see case study at www.aga-reports.com/12/brazil-ccp; and
- Basic Education Improvement project at Iduapriem in **Ghana** – see case study at www.aga-reports.com/12/ghana-bei.

Community incidents*

	2012
South Africa	3
Continental Africa	53
Australasia	1
Americas	1

* Includes all levels of severity. Of the total, only two incidents were reportable.

Community investment in 2012[1]
($000)



South Africa	7,055
Continental Africa	13,341
Australasia	464
Americas	5,148
Corporate office	645

[1] These figures have not been adjusted for equity investment of ($1,746)

ADDING VALUE

The mining industry is faced with negative perceptions about its contribution to societies in which it operates all over the world.

Increased competition for shared natural resources, such as access to potable water, land for agriculture and other purposes, as well as energy shortages, negative impacts on the natural environment and social fabric, and unmet expectations have added further on-the-ground impetus for governments to demonstrate tangible economic benefits for communities.

Resource nationalism continues to be a significant risk facing resource companies in 2012. This rising trend was spurred by a commodities supercycle that yielded significant profits and precipitated increased competition for access to scarce resources, combined with domestic socio-economic pressures and rising community expectations. The global financial crisis, increasing youth unemployment and increasing poverty levels have exacerbated the situation.

An additional element in this debate is the challenge that is often presented by a lack of capacity within local and national governments and, indeed, a lack of co-ordination between government entities, which may result in the failure of timeous

{*Yedwa Simelane, Senior Vice President: Corporate Affairs*, *"Resource nationalism has been driven by the ambition of governments and communities to obtain more benefit from the extraction of mineral wealth from their countries and their perceived increase in resource profits. This manifests as increasing demand to control and extract maximum economic interest from their natural resources through revisions to existing mining legislation, codes and agreements, as well as through increased royalties, taxes and duties and increased state participation in mining mainly through direct equity holdings."*}

and efficient application of payments to government by mining companies. This results in governments not meeting the expectations of society, and serves to blur the lines between the expectations of delivery by mining companies with those of government.



Alain Nfizi at Mongbwalu, DRC. Mining can be a significant contribution to local economic development, through employment, payment of taxes, community investment and procurement.

ADDING VALUE continued

See case study: Greenfield exploration – Community development fund supports sustainable projects in Solomon Islands

OS at www.aga-reports.com/12/solomon-islands-community-fund

WHAT WE SAID WE WOULD DO

AngloGold Ashanti believes that mining can play an effective role in bringing skills and tangible experience to support and partner communities to achieve their development objectives.

Mining is a significant contributor to **local economic development, through employment, payment of taxes, community investment and procurement**.

In 2011, we committed to:

- designing a group-wide framework to address sustainable development issues in a more systematic way – see page 11;
- various on-going development and community investment initiatives, in partnership with communities and governments – see page 32;
- development of more-consistent engagement strategies to support the implementation of the sustainable development framework and demonstrate the benefits of Responsible Gold – see page 45;
- demonstrating the benefits that flow from mining to communities – see page 32; and
- adding value to our product – see page 38.

OUR PERFORMANCE IN 2012

Progress has been made in designing a group-wide framework to address sustainable development issues in a more systematic way. In 2012, we appointed a social and sustainable development executive, David Noko, to progress this further. An important feature of the approach is to enable cross-learning across the company's global operations. An example of this would be to learn from experiences in Brazil, where the incidence of new cases of silicosis has been eradicated.

Our economic value-added statement, which follows, illustrates the economic value created by the group in 2012, and the way in which this was distributed.

In our South African Operations, the Department of Mineral Resources (DMR) has approved the Social and Labour Plans for West Wits and Vaal River Operations for the period 2010 - 2014 which has also resulted in the granting of the mining rights for the Groot Draai and Magnum Farm mining areas.

The Environmental Management Plans (EMPs) for both the West Wits and Vaal River operations were also approved by the DMR.

The above mentioned achievements are the statutory requirements and conditions of our licence to operate.

Distributions made in 2012 were as follows:

- direct contributions to regional and local development through **community investment expenditure** of $18.6m in 2012 ($20.6m in 2011). This excludes expenditure by our joint ventures. See page 34 for further information;
- **employment opportunities** – in 2012 AngloGold Ashanti employed 65,822 people, including 17,993 contractors. As far as possible, AngloGold Ashanti seeks to recruit and employ people from the region and country of operation;
- **employee salaries, wages and other benefits** accounted for 23% of economic value distributed. The total contribution in 2012 was $1.56bn (2011: $1.46bn);
- **operating costs** made up the greatest single component of economic value distributed at 40%;
- **corporate taxation** in 2012 amounted to $413m (2011: $407m). An analysis of our **payments to government** in line with the Extractive Industries Transparency Initiative (EITI)* is presented below. Payments to government includes direct and indirect taxes, duties and royalties. Note also our commitment to reporting in line with the Dodd-Frank Act legislation – see page 45;
- **payment of dividends to shareholders** of $215m (2011: $131m); and
- **payments to providers of capital (banks, lending institutions)** other than shareholders of $231m (2011: $196m).

* *The EITI is a global standard for extractive companies to publish what they pay and for governments to disclose what they receive in the interests of transparency and good governance. AngloGold Ashanti is an organisational supporter of the EITI. We disclose all payments made to governments whether or not the country concerned is EITI compliant. Of the countries in which we operate, Mali and Ghana are compliant with the EITI and Guinea, Tanzania and the DRC are candidate members.*

Key performance indicators

Payments to governments by country
($m)



Economic value added statement for the year ended 31 December

US Dollar million	%	2012	%	2011
Economic value generated				
Gold sales and by-product income [1]	99%	6,559	97%	6,794
Interest received	1%	43	1%	52
Royalties received [2]	0%	23	1%	79
Profit from sale of assets [3]	0%	14	0%	–
Income from investments [4]	0%	7	1%	75
Total economic value generated	100%	6,646	100%	7,000
Economic value distributed				
Operating costs [5]	40%	2,689	36%	2,519
Employee salaries, wages and other benefits	23%	1,559	21%	1,459
Payments to providers of capital	7%	446	5%	327
- Finance costs and unwinding of obligations	4%	231	3%	196
- Dividends [6]	3%	215	2%	131
Corporate taxation				
- Current taxation	6%	413	6%	407
Community and social investments [7]	1%	19	0%	21
Loss from investments [8]	1%	28	0%	–
Total economic value distributed	78%	5,154	68%	4,733
Economic value retained	22%	1,492	32%	2,267

[1] Gold sales and by-product income were lower due to less gold produced as a result of the strikes at the South African mines and operational issues at Obuasi, Ghana.

[2] In 2012, royalties received were $20m lower at Boddington joint venture. In 2011 royalties received included $35m from the sale of Ayanfuri.

[3] AngloGold Ashanti disposed of 5% of its interest in Rand Refinery, resulting in a profit of $14m.

[4] In 2012, income from investments included dividends received from Village Main Reef Gold Mining Company and First Uranium Canada Limited totalling $7m. In 2011, income from associates included share of equity-accounted investments profit of $73m.

[5] Operating costs were higher in 2012 and included higher labour, power and fuel costs which were mainly inflationary related.

[6] The increase in dividends was mainly due to a management decision to improve dividend yield.

[7] Community and social investments exclude expenditure by equity-accounted joint ventures, social leases, social infrastructure and entities in pre-production phase.

[8] In 2012, loss from investments mainly related to impairments of equity-accounted investments.

See case study: Australasia – Partnering with indigenous stakeholders to create jobs

OS at www.aga-reports.com/12/tropicana-job-creation

ADDING VALUE continued

ADDING VALUE TO OUR PRODUCT

Our mission statement is to create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and **marketing our products**. Our primary focus is gold but we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value. The marketing strategy and focus is informed by our vision.

Beneficiation, or value addition to our product, is therefore part of our belief that we need to take care of our product – from the initial exploration phase, through mining, to marketing. For us, the marketing aspect goes beyond selling the refined product and is evidenced by a number of initiatives we have undertaken over the years to demonstrate our support for downstream activities.

The judges were unanimous in selecting as the winner of AuDITIONS South Africa 2011/2012, Adrian Antonie's Globe Trotter, a bold 18ct gold gentleman's ring with a glass globe containing gold leaf flakes suspended in liquid.



Jewellery accounted for 43% of gold demand in 2012. AngloGold Ashanti has been instrumental in initiatives that are aimed at supporting the gold market. India is the largest market for gold jewellery and China the fastest-growing market for gold jewellery in the world.

The main focus of our activities has been in improving gold jewellery design because we believe the jewellery market provides the "floor" for support for the gold price. So by not taking care of the market that utilises the gold we produce, we will not understand one of the key drivers for our product and will see a long-term decline in gold uptake. Our other focus is research, development and innovation in the multiple uses of gold.

AuDITIONS

The Global Gold Couture Jewellery Design competition

AuDITIONS is a global gold jewellery design competition that was launched by AngloGold Ashanti in 1999. It is the largest gold design competition in the world, with competitions in Brazil, South Africa and China (in China we partner with the World Gold Council). The competition aims to increase gold's desirability and push the envelope in gold jewellery design, by encouraging bold new designs in high gold caratage.

Our other value-add activities include strategic investments in the Rand Refinery (Pty) Limited in South Africa, and the Queiroz Plant, in Brazil. The refinery produces semi-finished products that feed into the jewellery supply chain and gold investment markets. The refineries are an important link between the gold mining activity and the end refined product, illustrating our role in the gold market beyond exploration and mining activities.

We also have a strategic investment in Oro Africa, a jewellery manufacturing company in South Africa. This creates and supports jobs in the gold manufacturing industry as well as supporting skills development.

See case study: South Africa – A focus on beneficiation

OS at www.aga-reports.com/12/group-beneficiation

PODCAST

Kristen Malan
BeJewelled
Professional jewellery designer

The value of gold jewellery design competitions to jewellers and aspiring designers

Podcast available at: www.aga-reports.com/12/kristen-malan

ADDRESSING ARTISANAL AND SMALL-SCALE MINING

ASM is a centuries-old activity providing livelihoods to many millions of people, including many women.

ASM activity can be legal or illegal, with country legislation determining this. Legal ASM is regulated in terms of health, social and environmental impacts, and occurs in areas designated by governments, or in some jurisdictions, in any area not covered by the exclusive rights of third parties. Illegal ASM actively occurs when artisanal and small-scale miners operate outside of the provisions of the law, including when they operate on concessions where others have exclusive mineral rights and might involve the theft of property.

AngloGold Ashanti takes seriously our obligations to protect our assets and therefore oppose illegal ASM activity on our sites. As we recognise that so many depend on ASM for their livelihood, we support steps taken to create and build the legal, formal ASM sector. This support includes the promotion of ASM formalisation, support to health and safety regulation, and innovative solutions to land use and economic development.

Addressing ASM is a complex undertaking, and requires different approaches from site to site. Each of our operating sites (mine, projects and exploration) needs to include ASM in its social baseline assessment. In addition, each site is required to formulate a strategy that includes:

- collaboration with governments and interested and affected parties on the promotion of an unambiguous regulatory environment; and
- security and legal considerations.

Defining ASM

Our management standard on ASM defines this activity as any mining and/or processing activities undertaken by individuals who may have formed a collective or co-operative to undertake these activities. The scale of activity can range from one individual to large collectives of hundreds or even thousands of individuals working an area with the common denominator being a low level of mechanisation. Activity is often well co-ordinated, although it may seem informal, and is sometimes regulated by local legislation, though often the activities are unregulated. Colloquially, ASM is referred to by many different names including galamsey (Ghana), orpailleurs (DRC), garimpeiros (Brazil), Zama Zamas (South Africa) and barequeros (Colombia).

AngloGold Ashanti acknowledges and supports the rights of governments to uphold the requirements of the law and to prosecute where individuals or groups of people trespass on company property, including the act of illegal mining. We also support taking action that is appropriate in terms of the law and in accordance with established international norms of human rights including the Voluntary Principles on Security and Human Rights (VPSHR).

WHAT WE SAID WE WOULD DO

AngloGold Ashanti seeks to address ASM:

- at a **strategic level**, to develop global partnerships with industry role players to identify and develop an ASM framework and set of guidelines;
- at an **in-country level**, to collaborate in priority countries addressing country risks and issues, and crafting agreed solutions; and
- at a **site level**, to tailor solutions which respond to the on-the-ground situation.

In 2011, we committed to:

- ensuring compliance with the Dodd-Frank Act and the Responsible Gold standards – see page 45;
- actively participating and leading global partners in addressing the complexity of ASM;
- developing an ASM framework and guidance to assist operations in addressing ASM and the issues relating to it at a site level;
- creating in-country and cross-country collaboration, where applicable, across our operating portfolio; and
- actively engaging with artisanal and small-scale miners at each of our affected sites to ensure peaceful co-existence with ASM participants and contributing to the long-term development of the regions in which ASM is active.

OUR PERFORMANCE IN 2012
Seeking global mechanisms

At a global level, AngloGold Ashanti continued to seek to develop effective mechanisms for understanding and managing ASM with support from the International Council on Mining and Metals (ICMM) and the World Gold Council. The partnership with the World Bank and its Communities and

ADDRESSING ARTISANAL AND SMALL-SCALE MINING continued

Small-scale Mining (CASM) did not progress as the World Bank has suspended its CASM project in its current design. As a result, AngloGold Ashanti has continued with the programme independently to develop a definition, framework and guidance as regards ASM. Although each country and region has different contexts in which ASM takes place, we believe it important to develop a group global framework and guidance to develop local strategies.

{ *Johan Viljoen, Senior Vice President, Policy and Assurance: Sustainability, "ASM is a significant issue for the company. We support governments' efforts to formalise the ASM sector, while recognising our obligation to secure our own assets and guard against illegal ASM activity on our sites"* }

Stakeholder mapping

In 2012, we began a stakeholder mapping exercise to identify ASM representatives with whom to engage. A timeline has been developed to create the basis of dialogue as regards the topic of ASM.

Multi-stakeholder partnerships to deliver solutions

A specialist ASM manager has been appointed in the Continental Africa Region to develop site-specific strategies, and progress has been made in Tanzania. A multi-stakeholder partnership meeting was held in Tanzania in November 2012 to plot the process for establishing the mechanisms for ASM in the country. A follow-up meeting was held with the Deputy Minister for Mines to confirm this. A committee comprising membership groups has been established and its terms of reference are being drafted.

In Colombia, good progress has been made with the identification of alternative potential livelihoods for ASM miners.

See case study: Continental Africa – ASM unpacked

OS at www.aga-reports.com/12/africa-asm-unpacked

See case study: Americas – Developing alternative livelihoods at Gramalote in Colombia

OS at www.aga-reports.com/12/colombia-alternative-livelihoods



We recognise that livelihoods of so many artisanal miners, as in Guinea, depend on ASM. We seek to develop partnerships at global, national and site level to formalise ASM.

RESPECTING HUMAN RIGHTS

We formally commit ourselves to complying with applicable laws and respecting internationally recognised human rights, even when national laws or their application fall short of protecting these rights.

We seek alignment of our policies and practices with the **United Nations Guiding Principles for Business and Human Rights** (UNGPs) as endorsed by the United Nations Human Rights Council in June 2011.

Respect for human rights is a critical issue in addressing security – see page 43.

WHAT WE SAID WE WOULD DO

In 2011, we undertook to:

- completing a detailed gap assessment of existing policies and systems to be used as the basis for supplementing existing policies and systems or, where necessary, creating new ones;
- developing a framework for human rights within AngloGold Ashanti, including an explicit human rights policy statement; and
- developing a structure for embedding human rights into existing company processes, enabling systems for ongoing human rights due diligence at all operations and projects, and establishing effective grievance mechanisms at all operations and projects and systems for methodically monitoring the human rights performance of business partners, including suppliers.

{*Alan Fine, Public Affairs Manager, "Our responsibility is really about respecting human rights, in line with the United Nations Guiding Principles on Business and Human Rights. It is important that our activities contribute to communities and their sustainability, for example, through building a school. But, the principle of 'doing no harm' is our primary responsibility."*}

OUR PERFORMANCE IN 2012

Our human rights policy has undergone a process both of limited external and internal consultation and of screening, and is to be formally adopted in 2013. The internal AngloGold Ashanti Human Rights Working Group has been the key vehicle for policy drafting and broader consultations.

The gap analysis that was started last year continued and, in response to the gaps identified, we have developed a Human Rights Framework and an action plan. The gap analysis in itself has been an important part of our process to understand our shortcomings, and as we find gaps we continue to address those through our Human Rights Framework. The Human Rights Framework is the system through which we embed our human rights commitments into existing systems and business processes. It will enable appropriate action to respond to human rights risks that we cause, that contribute to or that are linked to our business partners. It is key for us that human rights is not an add-on, but an integral part of everything we do.

A draft framework was completed in 2012 and will be developed further. A human rights due diligence function will be piloted during 2013.

Three pilot sites have been selected for review and piloting of human rights due diligence, namely Gramalote in Colombia; Iduapriem in Ghana and Mongbwalu in the DRC. Each site is unique in terms of the human rights challenges it faces, its operating context, the maturity of the rule of law, and each project is at a different stage in the life cycle of mine development. The review process is a reciprocal learning one:

- A corporate human rights team supported by a regional manager, examines how human rights challenges are managed through document study and site visits, and is informed about what the particular projects in question need to better protect human rights. The learning forms the further development of the human rights framework and assists in evaluating how capable business planning and risk-management processes are in managing human rights challenges; and
- Informed by the findings, the business unit receives input on how it, from a corporate perspective, is managing human rights, using the UNGPs as a benchmark. It also receives a formulated and agreed road map which is created through an interactive process on how it can improve its processes to better manage human rights risks, and ultimately to better protect human rights, which is the responsibility of each business unit.

{*Alan Fine, Public Affairs Manager, "One of the debates we have had is whether human rights is a separate discipline, like safety, environment and community or whether it is integrated in all the existing ones. Human rights cuts across all of our already existing disciplines, and we probably have around 70% of the substantive issues covered through the current normative hierarchy of the company. However, the human rights framework is needed because we require a systematised approach to ensure that we always take the rights holders' perspective – the person on the ground affected by our activities. The purpose of a human rights framework is to ensure a human rights perspective in every single business decision, system and process. Importantly, many risk-management systems take the approach of risks from the perspective of the company. What our Human Rights Framework will require, is an assessment of risk from the perspective of the individuals and communities. While it might be argued that almost all of the time there is a correlation between risks to the company and risk to right holders, sometimes this is not the case."*}

During the year, and as part of the Human Rights Framework, the corporate human rights project has continued its efforts to **embed and integrate human rights into the organisation**. For example, the company has, together with the human resources team, prepared a labour policy covering fundamental principles and rights at work and a policy on Supply Chain and Human Rights and Labour. Our executive committee is expected to adopt these policies during 2013.

Furthermore, work has begun with internal control functions to ensure that human rights considerations are integrated into their processes, and this work will continue in 2013. These efforts include defining human rights compliance obligations, ensuring that all human rights risks are part of our risk system and that human rights risks are audited in the same way that the company follows a risk-based approach in combined assurance reviews and other audit processes.

When there is a concern that a company may have negatively affected human rights, a part of its responsibility to respect human rights is to review and remedy any such impacts. The establishment of **grievance mechanisms** is thus instrumental to our respect for human rights. These mechanisms provide a platform for those who consider that they have been adversely affected by our activities to raise grievances, and have their grievances examined and addressed. A pilot project in the DRC, conducted under the auspices of the ICMM, to develop and implement a draft community grievance mechanism based on our draft standard on complaint and grievance mechanisms was completed in 2012.

Supply chain and human rights

In line with our commitment to the UNGPs, we are also mindful of our responsibility to seek to **prevent or mitigate adverse human rights impacts by our business partners, including subsidiaries, joint venture partners and suppliers.** The AngloGold Ashanti Global Supply Chain department is developing policy and systems to achieve this in the procurement sphere and the Global Supply Chain has recently adopted a code of conduct and a policy on labour and human rights aligned with the UNGPs. A strategy to implement these is being developed along with a matrix of indicators to support risk identification and management. Adherence to our business principles and ethics is now a standard clause in all new contracts.

While different business units undertake their own procurement with regard to many inputs, they will be required to do so in line with corporate policy.

Key performance indicators

The detailed KPIs for the business in respect of human rights are still under development as part of the framework. In terms of our undertakings for 2013, the main one is to begin the roll-out of the framework before the end of the year.

Human rights reporting

Our reporting on human rights performance was benchmarked against that of our peers. While we received recognition in the area of reporting on human rights, we also realised that, in comparison with our peers, we could improve our reporting on performance with regards to fundamental labour rights, in particular child labour, forced labour, freedom of association and discrimination.

Therefore, we are undertaking a process to demonstrate to our stakeholders how, in practice, we respect and uphold these fundamental rights at work, acknowledging our responsibility to know and show that we respect these rights.

SECURING OUR PEOPLE AND ASSETS

The **Voluntary Principles on Security and Human Rights (VPSHR)** forms an integral part of our global security framework and is the key driver of our security management practices.

The VPSHR comprise a set of principles to guide businesses on meeting security needs while maintaining respect for human rights and fundamental freedoms.

Our mission for security within the company is to **protect people, assets and uphold the reputation of the company**. We work in vastly different environments with different risk profiles – from high to extreme risk to very low-risk environments. It is important for us to anticipate, interpret and appropriately mitigate security risk.

Our most significant security challenges inevitably lie in the regions in which we operate where there is endemic poverty, with high levels of unemployment and few opportunities for alternative livelihoods.

We recognise that good community relationships built on trust will have a positive impact on security and that an increase in illegal mining or artisanal mining and an increase in the level of organisation and funding of criminal activity around our operations have the potential to increase the number and severity of security incidents. Effective strategies for community engagement and local economic development to create alternative livelihoods are essential in addressing human rights and security issues and their causes.

In respect of security and human rights, in 2011 we committed to:

- a review of all of our public and private security services, which has been completed, but requires on-going attention as resource deployment changes according to threat and risk;
- undertaking compliance and verification assessments of our global security framework implementation, which has been completed; and
- integrating our global security framework and management practices within all of our exploration activities as part of the overall due diligence of new and existing exploration sites. This is currently underway.

OUR PERFORMANCE IN 2012

In support of our human rights commitments, we continuously strove to improve security management and practices across our operations. We continued to implement our **global security framework**, including embedding the VPSHR into our security management practices. Although AngloGold Ashanti has made good progress in the past few years, an increase in

Voluntary Principles' related incidents was notable in 2012, due to increased and more complex ASM illegal mining challenges, specifically in Tanzania and Ghana. The company has evaluated and will continue to evaluate incidents in 2013 to help the company achieve its goal of recording zero incidents in future years. A detailed annual report on progress in the application of the VPSHR is published on our website at www.anglogoldashanti.com/Sustainability/Other+public+reports/.

Extensive training of AngloGold Ashanti security personnel and public and private security suppliers is carried out in line with the VPSHR. In 2012, 99% of our security personnel received training (2011: 97%). Most of this training is undertaken in-house, although expert external service providers are engaged as necessary. In addition to training in respect of the VPSHR, training of our staff in task-orientated skills and competencies is standard. Specialised skills and training, for example, identification of explosives, crowd control or emergency response is done on a needs-basis.

We continue to seek support for our approach and activities. At Geita in Tanzania, an NGO called "Search for Common Ground" has been engaged to assist with the training of our people, private, public security and community in conflict prevention/resolution including sexual harassment. We are also undertaking work through the University of Stellenbosch in South Africa on conflict prevention in the security context, which will continue in 2013.

Another area of progress during the year was the introduction of a new incident investigation and management reporting methodology in the company, the Advanced Incident Investigation Programme. This was developed by AngloGold Ashanti, primarily in the context of safety, and now is also being used to investigate significant security incidents to identify their root causes and appropriate mitigating measures, with good progress to date.

{*Brian Gonsalves, Vice President: Global Security, "Our mission for the security of the company is very simple – it is to protect people, assets and the reputation of the company. The security landscape is becoming more and more challenging globally. The issue for us is that, in security, our action or inaction can negatively affect our licence to operate."*}

SECURING OUR PEOPLE AND ASSETS continued

Progress on the implementation of AngloGold Ashanti's revised security strategy (five point plan)

	Objective	Progress
1	Removing people from risk, reducing the potential for conflict	Our primary means of preventing injuries to employees, security personnel and community members is to reduce the potential for conflict. In 2012, we reported 51 injuries to security personnel; there were two fatalities and 16 injuries among community members due to security interventions (2011: 49 injuries to security personnel; three fatalities and nine injuries among community members.) Although the trend has remained more or less the same, we saw a marked increase in illegal activity at our sites in 2012, due to immigration and socio-economic hardship. However, Geita mine in Tanzania (which is the pilot for the implementation of our plan) saw improvements in the last quarter of 2012 – a decrease in incidents of conflict, despite an increase in apprehension of intruders.
2	Defining the role of communities in complementing security initiatives	Our aim is to engage communities surrounding our operations to assist us with security and security initiatives, which is being done in partnership with private and public security providers and with civil society. The establishment of ASM and community forums, as part of our broader stakeholder engagement strategies, is being used as the platform to raise security awareness amongst communities and collectively define the role of communities to complement law and order and securing initiatives.
3	Partnering more effectively with public security providers	The role of public security in our areas of operation is to maintain law and order. Our role is to protect our people and facilities. National police and/or military units provide security in accordance with specific agreements with the authorities or at the authorities' initiative. The use of military or police support remains a last resort and will only be deployed if the risk profile requires it. At the end of 2012, we had a military presence at Siguiri in Guinea and at our projects in Colombia. The police provide a 'permanent service' at Geita in Tanzania, and at Obuasi and Iduapriem in Ghana.
4	Improving technology application and reducing manpower	Our aim is to increase the use of technology and reduce the number of security personnel potentially at risk. A significant number of security personnel are deployed, which includes military and police force members providing a 'service' and who are exposed to risk on a daily basis. Good progress has been made with the implementation of AngloGold Ashanti's revised security strategy (five point plan). The intention is for full implementation by 2015. The Phase 1 plan has been fully implemented at Geita in Tanzania. The plan has been communicated across all operations and implementation will start at the other sites in 2013, incorporating the lessons learned at the Geita pilot project.
5	Using highly-trained, skilled and equipped rapid reaction teams	These teams are used to defuse potential security incidents before they escalate. Our capacity to respond appropriately to incidents in the field will also be improved through real time reporting, surveillance and monitoring and electronic alarms (technology). Positive results have been achieved with the pilot project at Geita in the last quarter, with the implementation of technology paired with trained, skilled and equipped people in the field. There has been a decrease in incidents of conflict, with a marked increase in the apprehension of intruders.

Key performance indicators

Fatalities & injuries due to security interventions



Third parties fatalities/injuries
(due to illegal activity – not due to security intervention)



RESPONSIBLE GOLD

AngloGold Ashanti undertakes responsible business practices that make a positive contribution to the societies in which we operate.

We demonstrate our commitment through:

- our social and economic contribution to our host communities and economies – see page 32 for further details;

- upholding human rights within our business, and in our impact on the rights of community members. In particular we are concerned about security and human rights – see page 41 for further details;

- supply chain transparency – see page 55 for further detail;

- being able to demonstrate that our gold has been produced responsibly; and

- the role of our business in areas affected by or at high risk of illegal armed conflict.

WHAT WE SAID WE WOULD DO

In 2011 we committed to:

- contributing to the establishment of standards and certification procedures which are robust and credible and which enable companies to demonstrate that their operations do not contribute to conflict;

- engaging the US government, together with host African governments, in the debate around the consequences – intended and unintended – of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act)*; and

- developing a proactive industry programme to demonstrate that gold mining is an agent for positive social and economic development.

* *The Dodd-Frank Act was passed in 2010 by the US government and implementing legislation for Section 1502 of the Dodd-Frank Act was published in 2012. The Section requires Securities and Exchange Commission (SEC) reporting issuers that use so-called "conflict minerals" "necessary to the functionality or production of a product that it manufactures or contracts to manufacture" to, among other things, file a new disclosure form with the SEC. If an issuer determines, or has reason to believe, based on a reasonable country of origin inquiry that the "conflict minerals" are from the DRC or adjoining countries the issuer must conduct due diligence on the source and chain of custody of conflict minerals.*

OUR PERFORMANCE IN 2012

In 2011/2012, AngloGold Ashanti took an active role in the development of four complementary standards:

- the Responsible Jewellery Council's (RJC's) 'Chain-of-Custody Certification for the Gold and Platinum Jewellery Supply Chain' which was published in March 2012;

- the 'Supplement on Gold' to the Organisation for Economic Co-operation and Development's (OECD's) 'Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas' which was published in July 2012;

- the World Gold Council's (WGC's) 'Conflict-Free Gold Standard' which was published in October 2012; and

- the London Bullion Market Association's (LBMA's) Audit Guidance, which was published in January 2013.

Underpinning these standards is the realisation that gold mining companies need to be able to show that they can operate responsibly in conflict affected areas.

The RJC's code of practices assesses the scope of environmental and social issues, safety and health, ethics and governance, labour issues, human rights, among others. At the end of 2011, AngloGold Ashanti withdrew from corporate membership of the RJC as we plan to adopt a phased approach to certification. Individual operations will thus join the RJC and undertake certification when they are ready to do so. AGA Mineração in Brazil achieved certification in October 2012, while Sunrise Dam in Australia and CC&V in the USA are on track to achieve certification in the first quarter of 2013.

The WGC had been developing its standard for some time, starting before the passage of the US legislation or the OECD Guidance. The WGC standard was developed together with LBMA-member refineries to ensure a smooth handover from mine to refinery. The intention of that standard is to enable gold miners to demonstrate that the gold that they produce has not contributed to armed conflict. It is aimed at retaining confidence in gold as a product and store of wealth and encouraging responsible investment in developing countries.

The standard was developed through an extensive consultation process, including two public drafts and roundtable discussions on five continents. AngloGold Ashanti played a prominent role in the WGC initiative with the aim of ensuring that the standard was rigorous enough to stand up to stakeholder scrutiny, reflected operational circumstances and was auditable. The WGC standard requires independent, external verification. That external verification will be combined with AngloGold Ashanti's existing internal and external assurance processes.

The company will publish an independently assured Conflict-Free Gold Report in 2014 in accordance with the requirements of the Conflict-Free Gold Standard. To the best of our knowledge, AngloGold Ashanti has the appropriate systems and controls in place to conform to the Standard. Nothing has come to our attention to indicate any non-conformance.

Section 1502 of the Dodd-Frank Act does not apply to AngloGold Ashanti as an extractor of gold. However, AngloGold Ashanti has an interest in two refineries, Queiroz in Brazil and Rand Refinery (Pty) Limited in South Africa. Both refineries are members of the LBMA and are required to comply with its Responsible Gold Guidance, which is closely aligned to the OECD Due Diligence Guidance. In contrast, Section 1502 of the Dodd-Frank Act only applies to controlled subsidiaries and thus only the Queiroz Gold Refinery's operations must comply with the good faith "reasonable country of origin inquiry" requirements of the Dodd-Frank Act. The Queiroz Gold Refinery does not refine gold from the DRC or adjoining countries.

> **{***Andrew Parsons, Vice President: Environmental Policy and Assurance,*** *"By proactively developing the Conflict-Free Gold Standard, the gold mining industry has shown that it sets itself high standards. External assurance of the public disclosure of conformance ensures rigour and independence of the conflict assessment not only for the stakeholders and regulators, but for companies as well."* **}**

Agent for positive development

Much work has been done in developing a proactive industry programme to demonstrate that gold mining is an agent for positive social and economic development at both an industry and company level. At a global level, AngloGold Ashanti has been involved in ICMM's activities on Mining Partnerships for Development.

Engaging in the implementation of legislation

AngloGold Ashanti engaged with the US government, together with host African governments, in the debate around the consequences – intended and unintended – of section 1502 of the Dodd-Frank Act, with the specific objective of ensuring that this legislation is implemented in a way that is not damaging for African economies.



ADDRESSING ENERGY SECURITY AND CLIMATE CHANGE

Energy security is critical to the company, both for our current operations and future projects.

As a mining company, AngloGold Ashanti is a significant consumer of energy. Allied with our concerns regarding energy intensity is the impact our emissions have on climate change, and, in turn, the impact that climate change could have on our operations and local communities. This could manifest in threats to energy, water and food security. See page 49 for further discussions on water management and security.

We are concerned about the following critical elements:

- a consistent and cost-effective 24/7 supply of energy for our existing operations;
- access to energy for our projects that is cost-effective and available at the right time;
- optimising our energy usage to reduce our costs and minimise wastage and our environmental footprint, particularly in respect of greenhouse gas (GHG) emissions; and
- adapting to the impacts of a changing climate.

WHAT WE SAID WE WOULD DO

In 2011, we re-committed to minimising energy consumption and securing energy supplies for the future, a key feature of our global energy strategy, with site-based strategies to be developed as soon as possible.

Progress in achieving these targets has been slower than planned. Our South African operations are well advanced with this process though and piloting many of the critical components.

OUR PERFORMANCE IN 2012

A global strategy to **build energy security** – including the adoption of clean energy alternatives and energy-efficient technologies – was initially developed in 2011. Further development of this strategy, including planning to implement the strategy at an operational level, is expected to occur in 2013 in parallel with the progression of our overarching sustainability strategy. Energy performance has been introduced as a critical component of our business-planning processes.

In 2012, our **energy consumption** was 31.01m GJ (2011: 30.5m GJ). Traditional mining methods are becoming increasingly energy intensive as mine depth, complexity and haulage distances increase at our maturing mines. Much of our energy usage (37.6%) was in South Africa, where our deep underground mines are particularly energy intensive. The strike action in the latter half of the year distorted our energy performance to some extent since, although production was curtailed, our baseload energy consumption largely continued to protect our assets and provide safe working conditions for essential services. Reducing energy consumption is an area of focus of our Technology Innovation Consortium – see case study at www.aga-reports.com/12/tic-future-mining, which is addressing future technical challenges in deep underground mining. Our energy intensity was 7.49GJ per ounce of gold produced in 2012 (2011: 6.7GJ).

{*Lyn Staib, Vice President: Energy, Water and Community Infrastructure, "Adopting innovative technologies is critical if we are to meet our obligations. We need to understand what is technically desirable and feasible at each site. We also need to understand the characteristics of optimal and current site-based performance and set realistic targets to enable sites to improve."*}

See case study: South Africa – Energy consumption cut

www.aga-reports.com/12/sa-energy-consumption

Our total energy costs in 2012 constituted around 20% of our operating cash costs (2011: 20%). Rising electricity costs in South Africa, particularly, contributed to this. This ratio is expected to escalate rapidly as global energy constraints continue to affect prices.

See case study: Continental Africa – The Siguiri and Bouré electrification project

www.aga-reports.com/12/siguiri-electrification

ADDRESSING ENERGY SECURITY AND CLIMATE CHANGE continued

Electricity and fuels usage accounts for most (98.9%) of our **greenhouse gas emissions** (GHGs). Our GHG emissions in 2012 were 4.58Mt of CO_2e (2011:4.5Mt CO_2e). This translated into 1.11Mt CO_2e per ounce of gold produced in 2012 (2011: 0.98Mt CO_2e), or 4.50Mt CO_2e.

The South African region accounted for a significant portion of our GHG emissions (68%) in 2012, given South Africa's reliance on electrical energy sourced from coal-based power stations.

> {*Lyn Staib, Vice President: Energy, Water and Community Infrastructure*,*"Reducing absolute emissions is a substantive and urgent challenge for the mining industry worldwide. The scale of change necessary over the next 30 years requires an innovative step-change in performance. The success of our Technology Innovation Consortium project in South Africa is likely to be pivotal in changing our emissions profile over the coming decades. Given the extended life of our mines, long-term scenarios both within the company and externally (40 to 50 years hence) must inform our internal decision making, including the potential availability of differing energy sources and new technologies. At the same time, we must build practical and site-specific short- and medium-term approaches to mitigating our GHG emissions."*}

To reduce our generation of GHGs, we are considering the installation of low-carbon electricity generation capacity (such as hydro-power) and energy-efficient technologies, such as efficient compressed air systems. Our operations in Ghana and Brazil already make extensive use of hydro power – both via national grids, and the latter through our own hydro-power facilities. The Mponeng Mine in South Africa also uses an innovative in-shaft hydro-power system to power its drilling, cleaning and other equipment. During 2012, a total of 0.59m GJ (2011: 0.61m GJ) of hydro-electrical power was used by AngloGold Ashanti operations; 0.49m GJ (2011: 0.50m GJ) at the AGA Mineração operations in Brazil and 0.10m GJ (2011: 0.10m GJ) at the Mponeng operation in South Africa. Work has begun on upgrading a hydro-power facility in the DRC, which will initially service communities, but will later be upgraded to service our mining operation.

See case study: Group – Towards cleaner operations through fuel and oil standard

OS at www.aga-reports.com/12/group-fuel-oil

Key performance indicators

Energy efficiency
(GJ/oz)



Year	Value
08	5.5
09	6
10	6.4
11	6.7
12	7.49

Greenhouse gas efficiency
(Mt CO_2e/oz)



Year	Value
08	0.85
09	0.96
10	1
11	0.99
12	1.11

Energy consumption by region

	%
South Africa	38
Continental Africa	39
Australasia	19
Americas	4

The Technology Innovation Consortium aims to find solutions for deep-level mining with the world's leading innovators.



RESPONSIBLE CUSTODIANSHIP OF WATER AND LAND

Water is a critical input for the mining industry. It is also fundamental to socio-economic development and the maintenance of sound ecosystems.

In the mining industry, water is used, among other things, in power generation, dust suppression, mining and processing, cooling, rehabilitation and for human consumption. Many of our operations are located in water-scarce areas, which potentially bring them into direct competition for water with local communities and other users, including agriculture and other industry. Water scarcity results from low rainfall and other environmental considerations, and is exacerbated by degradation and over-use of groundwater and surface water. Further, climate change is affecting weather patterns that may in turn place water resources under even greater pressure, or result in an over-supply of water, including flooding. Both cases present challenges for our operations.

The **management of water supply and quality** are thus key concerns both for AngloGold Ashanti and for our stakeholders. It is critically important that we protect the water, energy and food security of associated communities. A failure to protect water resources could curtail current and future operations. Historically, water has been a source of conflict and this remains true today given its role in communities' ability to sustain their livelihoods, health and well-being. Should water scarcity continue or increase in future, extreme cases of conflict could lead to community protests and the withdrawal of support for our operations.

> See case study: **Australasia – Floods and the fairy shrimp in Lake Carey**
>
> **OS** at www.aga-reports.com/12/sunrise-fairy-shrimp

WHAT WE SAID WE WOULD DO

A global strategy for building water security was developed in 2011, and is being progressively implemented. This strategy focuses on reducing raw water consumption, continuous improvement in integrated water management practice, progressively addressing discharge water quality legacy issues and enhanced transparency in monitoring and reporting.

> **{***Tony Da Cruz, Manager: Environment, Business and Technical Development***, "Water management is a complex issue. Some places are dry for long periods of the year and will not have enough water available unless they reuse water extensively; others have so much water that they have to manage this effectively to prevent flooding and accidental releases of process water. A drought in the US mid-west in 2012 resulted in reduced production at CC&V in the US, while flooding at Sunrise Dam in Australia curtailed production the previous year." }**

OUR PERFORMANCE IN 2012

Our South African operations are well advanced with this process and are piloting many of the critical components.

Our focus remains on **minimising fresh water intake** from the environment, combined with **securing water supplies** for the future, as well as ensuring that the quality of water discharged by our operations at least meets regulatory requirements.

None of our operations has been identified as being immediately under threat from water shortages.

Our approach to water sourcing varies by location. In addition to recycled water, the three primary sources in 2012 were:

Total water consumption by source
(%)



Ground water	26
Surface water	43
Utilities and/or external water suppliers	31

RESPONSIBLE CUSTODIANSHIP
OF WATER AND LAND continued

Progress with our water management strategy in South Africa

Our South African operations include a complex network of shafts, underground workings, metallurgical plants, tailings storage facilities (TSFs) and surface infrastructure. This infrastructure traverses significant distances (horizontally and vertically), in an area that has been intensively mined by numerous mining companies for many decades. Many of these mines are no longer operating. Our mines are situated within or adjacent to local municipalities, farmland, industrial complexes and informal settlements. Water management is therefore a complex issue, and sources of contamination cannot always be easily isolated.

The implementation of our revised integrated water management strategy in the South African region is aimed at:

- reducing water consumption;
- optimising the efficiency of our water circuits;
- minimising the potential for discharge of contaminated water into the environment, either directly or indirectly, as a result of seepage from TSFs; and
- preventing the contamination of land beyond current mining boundaries as a result of planned or unplanned discharges.

South Africa accounted for approximately 40% of the group's total water consumption.

The integrated water management strategy also addresses issues such as potential mine flooding; groundwater and storm water management; and the potential impact of mining activities on the water supply to neighbouring areas. Mitigation measures include the development of regional mine flooding models, and plans and technical remediation options for seepage from TSFs.

Our new approach to **integrated water management** is being piloted in the South Africa Region, given the complexity of its water circuits. The two water circuits in the South Africa region comprise multiple processing plants, deep underground

PODCAST




Lyn Staib
AngloGold Ashanti
Vice President: Energy, Water and Community Infrastructure

AngloGold Ashanti's water security strategy

Podcast available at: www.aga-reports.com/12/lyn-staib

shafts, multiple points for water discharge into the environment, differing requirements for process and potable water quality, as well as water storage and evaporation challenges.

Avoiding, or, where this is not possible, mitigating our impacts on the water environment remain significant priorities. Where feasible we operate a closed loop system, recycling the water used in our operations without discharging to the environment. This reduces our potential environmental impact, enabling us both to reduce water consumption and the potential for water contamination. At some operations – for example in Ghana – high levels of rainfall mean that a closed system is not feasible and that controlled releases must take place. In this situation, we ensure that we have the water treatment systems in place to manage effluents to meet applicable discharge standards.

A significant milestone has been the commissioning and expansion of water-treatment capacity at Obuasi where the mine has operated for the full year without a single water-related reportable environmental incident.

Land management and biodiversity

Similarly, access to land and land use is of critical importance to the company, for exploration and mining as well as for ancillary infrastructure. The issue of biodiversity has also become increasingly prominent. The reason is that a mine can only be located where an orebody is found. There is potentially a choice between digging an open pit or an underground mine and infrastructure, such as the processing plant, offices, tailings facilities, stockpiles and waste rock dumps can be moved to avoid sensitive areas, within the constraints of economics and geology. The company has learnt and continues to learn to treat land and biodiversity sensitively to earn the trust of governments and communities.

Issues of land use and biodiversity are also closely linked to water and communities. This is particularly evident in Colombia, one of the world's most biodiverse countries as determined by the number of species per hectare. We have entered into partnerships with NGOs on our approach to environmental management in Colombia, including investigating establishing biodiversity offsets. A practical outcome of this process has been the way in which we have approached exploration drilling. Our exploration teams have developed low-impact drilling platforms and a way of building access roads so as to minimise land disturbance and biodiversity impacts.

Other countries in which biodiversity is of particular importance are Brazil, Ghana and Argentina. Our biodiversity programme at Cerro Vanguardia in Argentina was recognised for its achievements in the group's biennial environmental awards – see the case study at www.aga-reports.com/12/patagonia-biodiversity.

Securing access to land is an important consideration at all our operations and requires not only a rigorous permitting process, but also co-existence with communities. The relationship between the company and artisanal miners at our operations in Guinea, Ghana, Tanzania and now also in the DRC are examples of this. See the discussion on ASM on page 39.

Closely related to land use is planning for closure, which while undertaken at an operational level is guided and overseen by a company closure working group. See the Integrated Report for a detailed discussion on closure on page 109.

See case study: Greenfield exploration – Work at exploration site yields two new myrtle species in Australia

os at www.aga-reports.com/12/dundas-myrtles

See case study: Americas – Promoting biodiversity in Patagonia

os at www.aga-reports.com/12/patagonia-biodiversity

See case study: Greenfield exploration – 'Green' roads assist drilling in forest clearings in Colombia

os at www.aga-reports.com/12/green-drilling

PODCAST

 

Anne-Marie Fleury
International Council on Mining and Metals
Director: Environment

Addressing biodiversity globally

Podcast available at: www.aga-reports.com/12/anne-marie-fleury

At Cerro Vanguardia in Argentina, our biodiversity programme was recognised for its achievements with an environmental award.



RESPONSIBLE CUSTODIANSHIP
OF WATER AND LAND continued

Significant legacy issue in South Africa requires collaborative solution

Deep groundwater contamination remains a potentially significant issue in South Africa, where groundwater has infiltrated mined-out workings in some older mining regions. When exposed to sulphide minerals in these workings, this deep groundwater may become acidic and, on refilling of mining voids, presents a potential contamination risk to shallow groundwater and eventually surface water resources.

Contamination is prevented by continuing to pump water from underground operations that have ceased working. However, the cost of pumping is significant, and is carried by a declining number of operators of nearby mines. If pumping is stopped and the mines allowed to refill, the pH of the water will eventually decline, but this could take decades.

The solution to this issue cannot lie with one company and must be addressed holistically and collaboratively by government, regulators, the mining industry and communities.

See case study: Continental Africa – Micro dams in Mali bring new possibilities for market gardeners

OS at www.aga-reports.com/12/mali-micro-dams

Key performance indicators

Water efficiency
(kL/ounce)



Year	Value
08	10.02
09	11.11
10	11.34
11	12.43
12	14.46

Number of reportable environmental incidents



Year	Value
08	55
09	51
10	27
11	27
12	16

* Details of these incidents are available online at www.aga-reports. com/12/environmental-incidents.

Avoiding or mitigating our impacts on the water environment remain significant priorities, as at Lake Carey, Sunrise Dam, Australia.



CYANIDE AND WASTE MANAGEMENT

The management of cyanide and waste generated during the gold production process remains an important consideration for AngloGold Ashanti. It is also a critical issue for NGOs and other stakeholders.

Cyanide is used to efficiently and cost-effectively extract gold from its host ore. It is estimated that, of the approximately 1.1 Mt of hydrogen cyanide produced annually worldwide, only 6% is used to produce cyanide reagents for gold processing.

The responsible use of cyanide is as integral a part of our 'licence to operate' as the systems and processes associated with the planning, management and monitoring of our environmental performance. Compliance with the International Cyanide Management Code (Cyanide Code), along with rigorous reporting, is central to this.

Our chemical and waste management standards address the management of risks arising from the use of hazardous materials, including the waste mitigation hierarchy of avoiding, reducing, reusing, recycling, treating and disposing of waste.

Like other mining companies, we generate waste rock and tailings* as a result of our mining and processing operations. During open-pit mining, large volumes of soil and/or rock

(called overburden) are generated to expose the orebody. Similarly, waste rock is generated during drilling and developing access to underground orebodies. Overburden and waste rock typically contain sub-economic levels of gold and are deposited as large waste rock dumps.

The impact of failure of a TSF can be significant. We, therefore, monitor these facilities closely and ensure their management is in accordance with our permits, national regulating requirements, our internal tailings management framework and agreements we may have with communities.

Tailings are the fine process effluents that are deposited in the form of a slurry in tailings storage facilities (TSFs), that have been specifically designed for this purpose.

See case study: Australasia – Cleo and Sunrise rock – waste management at Sunrise Dam

OS at www.aga-reports.com/12/sunrise-waste-rock

Water sampling at the process water treatment plant in Obuasi, Ghana. The water is primarily treated to remove arsenic before it is recycled into the plant or discharged into the environment.



CYANIDE AND WASTE MANAGEMENT continued

WHAT WE SAID WE WOULD DO

In 2011 we committed to:

- maintaining our certification of compliance to the cyanide code of the 16 operations that were certified by the end of 2011; and

- the registration of four additional sites (Iduapriem and Obuasi in Ghana, Córrego do Sítio Sulphide plant in Brazil; and Geita in Tanzania) with the International Cyanide Management Institute (ICMI), confirming their intention to seek certification within a three-year window period.

OUR PERFORMANCE IN 2012

At the end of 2012, 16 of our plants had achieved and/or retained Cyanide Code certification. A further three plants are in the process of seeking certification and the remaining two plants, newly acquired in 2012, will be embarking on the certification process in 2013. The following operations were re-certified for three years during the year: Serra Grande; Queiroz Gold Plant; Córrego do Sítio Oxide Plant; Yatela (recertification announced in early 2013) and Sadiola (recertification announcement pending at time of printing).



Our newly acquired Mine Waste Solutions, in the Vaal River mining area of South Africa, has been registered with the International Cyanide Management Institute.

Good progress was made by all four as-yet-unaudited operations in the implementation of the Code, although they were unfortunately not registered with the ICMI during 2012. However they, and the newly acquired Mine Waste Solutions, were registered in early 2013 and it is expected that these five operations will achieve compliance and certification by 2016.

In total, the group used 19.4t of cyanide in 2012 (2011: 24.3t). There were no reportable incidents relating to cyanide during the year.

Cyanide destruction technology is being installed at the Iduapriem mine in Ghana to reduce the weak-acid dissociable (WAD) cyanide on the tailings facility, and will be commissioned in 2013. The construction of replacement cyanide handling facilities at the Obuasi mine in Ghana was completed in late 2012, with commissioning planned for in early 2013. Both installations will facilitate compliance by these operations with the Cyanide Code.

About the Cyanide Code

The Cyanide Code is a voluntary initiative for the gold mining industry and the producers and transporters of the cyanide used in gold mining. The code was developed for gold mining operations, and addresses production, transport, storage, and use of cyanide and the decommissioning of cyanide facilities. It includes requirements related to financial assurance, accident prevention, emergency response, training, public reporting, stakeholder involvement and verification procedures. See www.cyanidecode.org.

Key performance indicators

Ore processed[1]
(kilotonnes)



	08	09	10	11	12
	73,055	70,192	70,164	69,817	79,113

[1] *Represents the group's attributable share*

MANAGING OUR SUPPLY CHAIN

Supply chain management has always been a critical operational drive and, in recent times, has become an important ethics and human rights consideration.

Supply chain management is increasingly the focus of external ratings agencies and regulation.

WHAT WE SAID WE WOULD DO

While the issue of supply chain management was not specifically identified as a material issue in the 2011 Sustainability Report, we have committed ourselves to developing an understanding of the ethical behaviour of suppliers in 2012, and to reporting fully on the suppliers screened by the company in respect of human rights by 2016.

A distinct but important aspect of supply chain management is the achievement of **specific objectives in respect of in-country and local procurement**. Nowhere is this more evident than in the South African Region, where procurement initiatives and targets form a fundamental part of the **industry's transformation programme**. This region has continued to work towards achieving the targets set in our Social and Labour Plans* (SLPs).

*   *Mining companies are required to submit and work in accordance with SLPs that have been developed as part of the Minerals and Petroleum Resources Development Act (MPRDA) and the Broad Based Socio-Economic Charter for the South African mining industry (Mining Charter). The Mining Charter was amended in 2010 and its revision includes a requirement for multinational suppliers of capital goods to contribute a minimum of 0.5% of their locally-generated annual income towards a "social development fund" for the benefit of local communities.*

SLPs have an important role to play in regulating the way in which mining companies approach local economic development, use and expand the existing skills base of local communities (and in particular historically disadvantaged South Africans (HDSAs)), and provide the necessary support to emerging small and medium sized enterprises (SMMEs). Our 2012 SLP target was for 20% of our capital goods, 50% of our services, and 25% of our consumables to be sourced from black economic empowerment* (BEE) companies.

*   *BEE companies are those defined as qualifying BEE entities with a minimum 25% black ownership status.*

See case study: South Africa – The future of mining: technology and innovation in the 21st century

os at www.aga-reports.com/12/tic-future-mining

OUR PERFORMANCE IN 2012

PODCAST

Parker Kapp
AngloGold Ashanti
Senior Vice President:
Global Supply Chain
Ethical supply chain management
Podcast available at: www.aga-reports.com/12/parker-kapp

Ethics and human rights form a cornerstone of our Code of Business Principles and Ethics, with which all suppliers are expected to comply.

Good progress was made in 2012 in respect of integrating **ethics and human rights considerations** into our formal procurement systems, culminating in a workshop to launch our Ethical Supply Chain Tool. The tool encompasses a self-assessment questionnaire that has been designed for suppliers to complete. In late 2012, the process of the Ethical Supply Chain Tool supplier screening software refinement (in line with the implementation of the group's OneERP project) continued and supplier training will begin during 2013.

The tool forms part of a supply chain management project that addresses human rights, including labour standards, health standards and also environmental issues, and is aimed in the first instance at 'first-tier' suppliers. First-tier suppliers are those that have direct contractual relationships with AngloGold Ashanti, while second-tier suppliers are our suppliers' suppliers.

The implementation of the Voluntary Principles on Security and Human Rights (VPSHRs) has been an important part of our supply chain process, particularly security personnel training. See page 43.

Detailed reports of our compliance with our SLPs will be available on our website at www.anglogoldashanti.com in May 2013. While the numbers alone do not reflect the full impact of our endeavours, they provide useful insight.

By the end of 2012, the South Africa Region had spent $359m (R3.03bn) with qualifying BEE entities. This represents 45% of procurement expenditure of $797m (R6.7bn). No contribution has yet been reported against the target for multinationals because the Social Development Fund has not yet been established by the Department of Mineral Resources (DMR) in South Africa. We have issued notices to our suppliers to set aside, either in a trust account or as an accrual, such required funding until such time as the fund details are finalised. Overall, we achieved 75% in terms of the DMR compliance scorecard. The table below translates the achieved actual BEE expenditure per category and objectives (capital, services and consumables) into actual points achieved as measured against the target points.

Expenditure	Target points	Actual
Capital	5	5
Services	5	4
Consumables	2	2
Multi-national contribution	3	Pending

In terms of supporting emerging SMMEs, we are setting up a supplier development centre in the labour-sending area of Mthatha, Eastern Cape, South Africa. This supplier development centre is intended to become a gateway for suppliers to access business from the company and other entities, as well as training and development in entrepreneurship and basic business management skills. We have appointed a service provider in O.R. Tambo District Municipality in the Eastern Cape who will develop the specific enterprise development intervention programmes and operationalise the supplier development centres. In our host communities of Merafong, Gauteng, South Africa and Matlosana, North West, South Africa, a survey was conducted to establish the business profile of SMMEs in these communities to enable us to begin the development of a customised SMME strategy for each area.

Key performance indicators

Expenditure with qualifying BEE entities
(%)



Procurement performance against targets
(%)



- 2012 target
- 2012 actual

PODCAST

 

Nils Steward
Golder & Associates
Principal consultant
Member of the Technology Innovation Consortium

The benefits of a consortium of minds to address the future of mining

Podcast available at: www.aga-reports.com/12/nils-steward

GUIDE TO USING OUR REPORTS

Our annual suite of reports to stakeholders in 2012 comprises:

The **Annual Integrated Report**, the primary document in the suite of reports which has been produced in line with the recommendations of the King Code of Governance for South Africa, 2009 (King III) and the Listings Requirements of the Johannesburg Stock Exchange (JSE), the home of our primary listing. We have taken cognisance of local and international recommendations on integrated reporting in developing our report content, and the style of reporting. It contains an holistic view of our business – now and in the future – containing operational, financial and non-financial information. As this is a group-level report, operational targets and performance are discussed at a group level. This report is available online and, on request, as a printed report.

Stakeholders seeking more detailed and specific information are referred to the reports listed below.

The **Annual Financial Statements**, which has been prepared in accordance with: the International Financial Reporting Standards (IFRS); the South African Companies Act, 71 of 2008 (as amended); and the Listings Requirements of the JSE. This report is submitted to the JSE in South Africa, as well as the London, New York, Ghana and Australian stock exchanges on which AngloGold Ashanti is listed. This report is available online and, on request, as a printed report.

Our **Sustainability Report – Summary**, which provides insight into our approach to sustainability, and objectives, strategy and performance. This global report focuses on those sustainability issues that have been determined to be most important to us, and to our stakeholders. This report is available online and, on request, as a printed report.

Our **Online Sustainability Report**, which provides a more comprehensive view of our business, has been produced in accordance with the Global Reporting Initiative's (GRI) 3.0 guidelines, as well as GRI's Mining and Metals Sector Supplement, the Sustainable Development Framework of the International Council on Metals and Mining (ICMM), the principles of the United Nations Global Compact (UNGC) and the Extractive Industries Reporting Initiative (EITI). This report is available online.

Our **Mineral Resource and Ore Reserve Statement**, which records our Mineral Resource and Ore Reserve in accordance with the South African Code for Reporting of Exploration Results, Mineral Resource and Mineral Reserve (The SAMREC Code, 2007 edition), and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves

(The JORC Code, 2004 edition). This report has been prepared, reviewed and confirmed by the Competent Persons as defined in terms of these codes.

Our **Operational Profiles**, which provide detailed financial and non-financial information on each of our operations and projects. These will be made available online at www.aga-reports.com, and will be downloadable in a pdf format.

A **Notice of Meeting** to shareholders together with the relevant voting instruction forms for the stock exchanges at which the company is listed. These provide details of the forthcoming annual general meeting and of the resolutions on which shareholders are to vote.

Additional supporting material, including the document entitled "Risk Factors related to AngloGold Ashanti's suite of 2012 reports", which was previously in the Annual Financial Statements, is available on AngloGold Ashanti's online corporate report website www.aga-reports.com.

In compliance with the rules governing its listing on the NYSE and in accordance with the accounting principles generally accepted in the United States, AngloGold Ashanti prepares an annual report on Form 20-F which is filed each year. The full suite of 2012 reports will be furnished to the United States Securities and Exchange Commission (SEC) on a Form 6-K.

 **Our primary platform** for reporting is our online report at www.aga-reports.com


sixty percent sugar cane fibre. chlorine free. sustainable afforestation.

The inside pages of this report were printed on Triple Green Silk 135gsm. A local double coated, high-white, wood-free coated art paper produced by Sappi at the Stanger Mill in South Africa. ISO 9001 and 14001 certification. PEFC, Sustainable Forest Initiative, FSC and CoC standards compliant. Sappi Stanger Mill is one of the only mills in the world that uses bagasse as its primary source of pulp. The pulp is a by-product of sugar production, being the fibrous material remaining after raw sugar has been extracted from sugar cane. This paper is free of both acid and elemental chlorine and is recyclable.

RUSSELL
AND ASSOCIATES 6384/12


IR
{2012
ANNUAL INTEGRATED REPORT
AngloGold Ashanti

ANNUAL INTEGRATED REPORT

- Regional review of operations
- Non-GAAP disclosure
- Approach to risk
- Letters from Chairman and CEO


FS
{2012
ANNUAL FINANCIAL STATEMENTS
AngloGold Ashanti

ANNUAL FINANCIAL STATEMENTS

- Assurance statement
- Remuneration report
- Corporate governance
- Financial results
- Non-GAAP disclosure

YOU ARE HERE


SR
{2012
SUSTAINABILITY REPORT
AngloGold Ashanti

SUSTAINABILITY REPORT

- Letter from CEO
- Material sustainability issues
- Approach to risk
- Sustainability performance
- Panel feedback


OS
{2012
ONLINE SUSTAINABILITY REPORT
AngloGold Ashanti

ONLINE SUSTAINABILITY REPORT

- Assurance statement
- GRI compliance
- Sustainability performance
- UNGC compliance
- ICMM compliance
- Case studies


RR
{2012
MINERAL RESOURCE AND ORE RESERVE REPORT
AngloGold Ashanti

MINERAL RESOURCE AND ORE RESERVE REPORT

- Proved and Probable Ore Reserve
- Measured, Indicated and Inferred Mineral Resource

ADMINISTRATIVE INFORMATION

Registered and corporate office

76 Jeppe Street, Newtown
Johannesburg, Gauteng 2001
South Africa

PO Box 62117, Marshalltown
Gauteng 2107
South Africa

Telephone: +27 11 637 6000
Fax: +27 11 637 6624
www.anglogoldashanti.com

Contact person for this report

Nilesh Moodley
Telephone: +27 11 637 6788
Fax: +27 86 686 8177
Email: nmoodley@anglogoldashanti.com

Sustainability enquiries

Sustainabilityreport@anglogoldashanti.com

2012}

SUSTAINABILITY
REPORT



Download the
full Sustainability
Report 2012

WWW.ANGLOGOLDASHANTI.COM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 11, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company
         Secretary